UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Unaudited prelim results for 18 mths to 31 Oct 18, dated 14 February 2019

14 February 2019

Micro Focus International plc
Unaudited preliminary results for the 18 months ended 31 October 2018

Micro Focus International plc ("the Company" or "the Group", LSE: MCRO.L, NYSE: MFGP), the international software product group, announces unaudited preliminary results for the 18 months ended 31 October 2018.

In order to align financial periods following the acquisition of the HPE Software business effective 1 September 2017, the Group changed its year end to 31 October 2018 resulting in an 18 month period of account. Accordingly the results on a statutory basis are for the 18 month period ended 31 October 2018 with the comparable period being the 12 months to 30 April 2017. SUSE is treated as a discontinued operation in both periods for statutory reporting purposes. To aid understanding, results for the Group are also shown on a pro-forma basis. The pro-forma* results include the discontinued SUSE business and 12 months of results for the acquired HPE Software business in both the 12 months ended 31 October 2018 and 2017.

Key highlights:

●  Group pro-forma revenue* decline of (5.3)% for the 12 months ended 31 October 2018, versus guidance of (6)% to (9)%.
●  Group pro-forma Adjusted EBITDA* increased by 9.2% for the 12 months ended 31 October 2018 with an expansion in Adjusted EBITDA margin of 4.6 percentage points to 37.7%.
●  Statutory revenue of $4,754.4m for the 18 months ended 31 October 2018 (12 months ended 30 April 2017: $1,077.3m).
●  Profit before tax of $34.1m for 18 months ended 31 October 2018 (12 months ended 30 April 2017: $131.5m).
●  Micro Focus Product Portfolio ("MFPP") (i.e. excluding SUSE) revenue decline for the 12 months ended 31 October 2018 of 7.1% on a pro-forma constant currency basis to $3,684.3m, with Adjusted EBITDA of $1,413.6m at a margin of 38.4%.
●  Strong free cash flow* of $789.7m in the 18 months ended 31 October 2018, of which $755.4m was generated in the 12 months to 31 October 2018.
●  Net debt* of $4,253.5m at 31 October 2018, 2.8 times pro-forma Adjusted EBITDA*.
●  $2.535bn SUSE disposal scheduled to complete in first calendar quarter of 2019; net sale proceeds to be returned to shareholders, after tax, transaction costs and any required debt repayment.
●  At the date of announcement, the Group has completed the current $400m share buy-back programme, which today is extended by up to $110m.
●  Third and final dividend per share of 58.33c for the 18 month accounting period (total dividend per share of 151.26 cents), equivalent to an annualised 100.84 cents (12 months ended 30 April 2017: 88.06 cents), an increase of 14.5%.

	Pro-forma 12 months ended 31 October 2018 (unaudited)	Pro-forma 12 months ended 31 October 2017 (unaudited)
Total Group (including SUSE)
Revenue (constant currency)	$4,058.0m	$4,286.8m	(5.3)%

Revenue (actual FX rates)	$4,058.0m	$4,226.7m	(4.0)%
Adjusted EBITDA (actual FX rates)	$1,529.6m	$1,401.1m	9.2%
Adjusted EBITDA* margin (actual FX rates)	37.7%	33.1%	+4.6 ppt

Micro Focus Product portfolio (continuing operations)
Revenue (constant currency)	$3,684.3m	$3,964.1m	(7.1)%

Revenue (actual FX rates)	$3,684.3m	$3,906.5m	(5.7)%
Adjusted EBITDA* (actual FX rates)	$1,413.6m	$1,301.1m	8.6%
Adjusted EBITDA* margin (actual FX rates)	38.4%	33.3%	+5.1 ppt

Statutory results	18 months ended 31 October 2018 (unaudited)	12 months ended 31 October 2018 (unaudited)	12 months ended 30 April 2017 (audited)
Revenue	$4,754.4m	$3,684.3m	$1,077.3m
Operating profit	$376.8m	$190.4m	$227.4m
Profit/(Loss) before tax	$34.1m	$(78.5)m	$131.5m
Profit for the period	$784.1m	$677.5m	$157.8m
Total Group Earnings per share ("EPS"):
- Basic EPS	201.70 cents	155.77 cents	68.88 cents
- Diluted EPS	196.17 cents	151.33 cents	66.51 cents

	18 Months ended 31 October 2018 (unaudited)	12 Months ended 31 October 2018 (unaudited)	12 months ended 30 April 2017 (audited)
Earnings per share ("EPS")
- Adjusted Basic EPS*	318.93 cents	211.66 cents	181.91 cents
- Adjusted Diluted EPS*	310.19 cents	205.65 cents	175.65 cents

Net Debt*	$(4,253.5)m	$(4,253.5)m	$(1,410.6)m
Net Debt / Adjusted EBITDA ratio*		2.8x	2.2x

Dividend per share	151.26 cents	100.84 cents **	88.06 cents

*   The definition and reconciliations of Adjusted EBITDA, Adjusted Basic EPS, Adjusted Diluted EPS, Net Debt, Free Cash Flow, Constant Currency ("CCY") and      Pro-forma are in the "Alternative Performance Measures" section of these financial statements.
** 18 month dividend annualised

Stephen Murdoch, Chief Executive Officer, commented:

"We report a solid financial performance for our year ended 31 October 2018 with pro-forma Adjusted EBITDA increasing by 9.2% to $1.5bn and a slowing of pro forma constant currency revenue decline to 5.3% compared to guidance of a decline of between 6% and 9%.

The Micro Focus operating model delivers substantial cash returns to shareholders. In the last 18 months, total dividends per share were 151.26 cents in addition to $400m of share buy-backs. We also intend to return to shareholders the net proceeds from the sale of SUSE after tax, transaction costs and any required debt repayment.

Looking forward, we expect further moderation of revenue decline and consequently we are guiding constant currency revenue for the continuing MFPP business for the 12 months to 31 October 2019 to be between minus 4% to minus 6% compared to a decline of 7.1% for the 12 months ending 31 October 2018. We continue to target a Net Debt to Adjusted EBITDA multiple of 2.7 times and maintain a dividend policy that is twice covered by adjusted earnings.

I am pleased with the financial and operational progress we have made over recent months as we continue to build a more dynamic environment where execution is faster, operations simpler and people more accountable, all of which is focused on delivering value to customers and shareholders for the long-term."

Results conference call
A conference call to cover the results for the 18 months ended 31 October 2018 will be held today at 1.30pm GMT. The call will be accompanied by slides.  A live webcast and recording of the presentation will be available at https://investors.microfocus.com/  during and after the event.  For dial in only, access numbers are as follows:

UK: +44 (0)330 336 9126
US: +1 929-477-0324
Confirmation Code: 6456702

Enquiries:

Micro Focus	Tel: +44 (0) 1635 565200
Kevin Loosemore, Executive Chairman
Stephen Murdoch, Chief Executive Officer
Tim Brill, IR Director

Powerscourt	Tel: +44 (0) 20 7250 1446
Elly Williamson
Celine MacDougall

About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is an enterprise software Company supporting the technology needs and challenges of customers globally. Our solutions help organisations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. We have two product portfolios: Micro Focus Product Portfolio and SUSE Product Portfolio.  Within the Micro Focus Product Portfolio are the following product groups: Application Modernisation & Connectivity, Application Delivery Management, IT Operations Management, Security, and Information Management & Governance. For more information, visit: www.microfocus.com. SUSE, a pioneer in Open Source software, provides reliable, interoperable Linux, Software Defined Infrastructure and Application Delivery platforms that give customers greater control and flexibility while reducing cost. For more information, visit:www.suse.com.

Forward-looking statements
Certain statements in these preliminary results are forward-looking. Although the Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to be correct.Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. The Group undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Chief Executive Officer's Report

In the period under review, Micro Focus has become a much larger company with a broader and more diverse portfolio of products that is better able to serve our customers' needs, and with the opportunity to continue to create significant value for our shareholders over the long-term. The path to our current position has been a complex and difficult one over the last year as we worked to integrate the Hewlett Packard Enterprise ("HPE") Software business. Integrations of this scale are always challenging and significant programmes of work are still in progress but we believe the most disruptive issues experienced since completion are now behind us.

In this review, I cover our performance in the period, reiterate the key elements of our strategy and business model, explain how we have addressed the main challenges faced in the integration of the HPE Software business since completion of the transaction on 1 September 2017, and comment on our outlook for the coming financial year.

Performance in the Period
The Group reported revenues of $4,754.4m for the 18 months ended 31 October 2018 (12 months ended 30 April 2017: $1,077.3m) and Operating Profit of $376.8m (12 months ended 30 April 2017: $227.4m). Our statutory results are covered in more detail in the Chief Financial Officer's report.

Due to the transformational nature of the HPE Software business acquisition, and the fact this is an 18 month period under review compared to the preceding 12 month period, comparative financial performance is also presented on a pro-forma basis.  The pro-forma results include the discontinued SUSE business and 12 months of results for the acquired HPE Software business in both the 12 months ended 31 October 2018 and the 12 months ended October 2017.

Pro-forma revenues of $4,058.0m for the 12 months ended 31 October 2018 represent a decline of 5.3% on a pro forma constant currency basis (2017: $4,286.8m) against management guidance issued in March 2018 of a decline of between 6% and 9%.

Adjusted EBITDA for the Group was $2,059.6m for the 18 months ended 31 October 2018 (12 months ended 30 April 2017: $640.9m). On a pro-forma basis at actual exchange rates the Group delivered a 9.2% growth in Adjusted EBITDA to $1,529.6m for the 12 months ended 31 October 2018 (2017: $1,401.1m), reflecting good progress in the cost management actions related to the integration programme. This performance translates to a 37.7% Adjusted EBITDA margin.

Recent operational improvements, evidenced by the stabilisation of our revenue performance and the continued expansion in our profit margins, are encouraging signs of early progress. There is a great deal still to do to build the operational foundations and flexibility we want as we drive to capture fully the significant opportunity ahead in both the existing business and the market more broadly.

Following shareholder and regulatory approvals of the announced forthcoming sale of SUSE, it is treated as a discontinued operation in the reported results. As such, the rest of my report focuses on the continuing operations of the Micro Focus Product Portfolio ("MFPP").

MFPP Revenue (versus pro-forma constant currency comparatives)
MFPP revenues declined by 7.1% and by 6.9% on an underlying basis, before the impact of the deferred revenue haircut adjustment.
	12 months ended 31 October 2018 (unaudited)							Pro-forma constant currency % change to 12 months ended 31 October 2017 (unaudited)
	Licence	Maintenance	SaaS & other recurring	Consulting	Total	Licence	Maintenance	SaaS & other recurring	Consulting	Total
	$m	$m	$m	$m	$m	%	%	%	%	%
Product portfolio:
AMC*	183.6	333.1	-	12.1	528.8	3.6%	0.7%	-	5.2%	1.8%
ADM*	141.3	520.3	98.5	32.6	792.7	(6.9%)	(3.7%)	16.6%	(43.9%)	(5.0%)
ITOM*	248.9	732.8	12.4	155.3	1,149.4	(27.3%)	(3.7%)	(25.3%)	(25.1%)	(13.4%)
Security	217.6	446.0	35.6	63.1	762.3	(11.4%)	(1.2%)	23.6%	(5.8%)	(3.9%)
IM&G*	87.1	203.2	171.6	24.0	485.9	(3.5%)	(4.9%)	(3.6%)	(34.8%)	(6.3%)
Revenue** before haircut	878.5	2,235.4	318.1	287.1	3,719.1	(12.8%)	(2.7%)	3.3%	(24.6%)	(6.9%)

Regional:
Americas	409.3	1,253.9	240.3	117.4	2,020.9	(19.6%)	(4.2%)	4.2%	(29.7%)	(8.8%)
EMEA	347.5	755.9	59.9	132.8	1,296.1	(4.6%)	(0.9%)	1.0%	(18.4%)	(3.9%)
Asia Pacific & Japan	121.7	225.6	17.9	36.9	402.1	(9.0%)	0.1%	0.0%	(27.4%)	(6.0%)
Revenue** before haircut	878.5	2,235.4	318.1	287.1	3,719.1	(12.8%)	(2.7%)	3.3%	(24.6%)	(6.9%)
*AMC (Application Modernisation & Connectivity), ADM (Application Delivery Management), ITOM (IT Operations Management), and IM&G (Information Management & Governance).
**The trends discussed in this section are presented before the impact of the deferred revenue haircut.

Revenue by Stream Performance (versus pro-forma constant currency comparatives)
As communicated in July 2018, revenue performance in the six months ended 30 April 2018 was impacted by a number of factors, which management consider to be largely one-off transitional effects of the combination with the HPE Software business, rather than underlying issues with the end market of the product portfolio. Since identifying these issues, substantial investment has been made in stabilising the IT platform and the business has re-structured the go-to-market organisation to better align customer coverage and improve customer engagement levels. This re-structuring has been supplemented with additional investment in better training and enablement and increased hiring of customer facing sales resources to ensure the function was fully staffed at year end. Additional actions have focused on driving improved execution discipline across the Company. As a result, revenue declined 6.9% year on year (before the impact of the deferred revenue haircut), which reflects a decline of 5.0% in the second half of the financial period compared to a decline of 8.7% in the first half.

In the 12 months ended 31 October 2018, the four revenue streams performed as follows:

Licence revenue declined by 12.8% in the 12 months ended 31 October 2018 compared with a decline of 18.4% in the six months to 30 April 2018.  The rate of revenue decline decreased in the six months to 31 October 2018 most notably in the Americas as sales execution improved.

Maintenance revenue declined by 2.7% in the 12 months ended 30 October 2018 compared with a decline of 3.5% in the six months to 30 April 2018. The maintenance revenue performance also improved in the second half of the year due to the improvement in maintenance revenue attached to new licence sales and a catch up on win backs from the first half of year where system constraints inhibited performance. Renewal rates vary at a product level but across the portfolio, we continue to see renewal rates consistent with historic performance.

SaaS and other recurring revenue grew by 3.3% in the 12 months ended 31 October 2018 compared with an increase of 8.8% in the six months to 30 April 2018. Second half performance was driven by actions to rationalise unprofitable operations and practices and the refocus of resources and investments to delivering the product enhancements required for long-term success.

Consulting revenue declined by 24.6% in the 12 months ended 31 October 2018. This is a managed decline resulting from the Group's previously communicated strategy to focus on consulting engagements which are directly related to the software portfolio rather than pursuing growth on a standalone basis.

Revenue by Product Group Performance (versus pro-forma constant currency comparatives)
The Group has more than 300 products reported under five product groups. These products are managed at a granular level using application of the Micro Focus four-box model. The cyclical nature of the software order cycle means that when considering underlying revenue trends, year on year growth rates by portfolio are not always indicative of an underlying trend and will be impacted by the timing of customer projects. As such, revenue trends at the sub-portfolio level should be viewed over the longer term and revenue trends for MFPP overall viewed in a similar fashion to that of a portfolio of funds.

Application Modernisation & Connectivity ("AMC")
Licence revenue increased by 3.6% in the 12 months ended 31 October 2018, driven by continued strong performance in the Enterprise Solutions product set and the stabilisation of revenue across the rest of the portfolio

Maintenance and Consulting revenues grew by 0.7% and 5.2% respectively as the level of maintenance and consulting support to licence sales continued to track at historical rates. The consulting strategy in this portfolio had already been refocused to engagements supporting our other revenue streams prior to the combination with the HPE Software business.

Application Delivery Management ("ADM")
Licence revenues declined by 6.9% year on year, with SaaS and other recurring revenue increasing by 16.6% for the 12 months ended 31 October 2018. Maintenance revenues declined by 3.7% year on year.  Consulting revenues declined by 43.9% driven by our decision to refocus execution to be in support of consulting engagements that drive our other revenue streams.

The switch from Licence to SaaS witnessed within the ADM portfolio is an example of where customers are offered the choice of commercial consumption model. In the current period more of our customers elected to buy our software "as a service" compared to running software under a traditional licence and maintenance model. This was a combination of new customers or new projects within existing customers, as well as existing customers moving from running our software on premise to SaaS. Overall, combined Licence, Maintenance and SaaS revenue declined by 2.1%.

IT Operations Management ("ITOM")
ITOM licence revenue declined 27.3% in the 12 months ended 31 October 2018. Year-on-year performance was heavily impacted by sales execution issues especially in the Americas and by the timing impact of large customer deals. During the last 12 months, theportfolio completed a broad based product transition delivering a completely revamped and highly competitive set of offerings. As a result, performance in the period is not considered to be a true reflection of the underlying potential of the product group within the market in which it operates.

ITOM Maintenance revenue declined by 3.7% driven primarily by the decline in licence revenue. Consulting revenues followed trends with the wider MFPP product group as a result of the actions taken to refocus in this area.

Security
Licence revenue declined by 11.4% and SaaS and other recurring revenue grew by 23.6% in the 12 months ended 31 October 2018.  Licence revenue performance is broadly attributable to sales execution issues in the first half of the year and not as a result of any switch by customers to alternative delivery models such as SaaS.

Maintenance revenue declined by 1.2%. Consulting revenues declined by 5.8%, again driven by our decision to focus our business on engagements which will drive our other revenue streams.

Information Management & Governance ("IM&G")
Licence revenue declined by 3.5% and SaaS and other recurring revenue declined by 3.6% in the 12 months ended 31 October 2018.
Maintenance revenue declined by 4.9% in the period driven by the overall product mix within this portfolio.  The consulting revenue decline of 34.8% is the result of the actions taken to refocus in this area.

Regional performance (versus pro forma constant currency comparatives)
Within the 12 months ended 31 October 2018, the regional revenue performance supports the hypothesis that weak revenue performance seen in the first half of the financial year was driven in part by disappointing sales execution rather than an overall change in end markets in which we operate. Specifically, we have seen certain products within each sub portfolio growing within one geography or customer segment, whilst declining in others.

The Americas region was impacted most significantly by the HPE Software business transaction with more disruption and higher levels of attrition than witnessed in the EMEA and Asia Pacific & Japan regions. As a result, revenue declined by 8.8% year-on-year within the Americas, compared to 3.9% and 6.0% in EMEA and Asia Pacific & Japan respectively.

In the last six months, the business has focussed on improving sales execution particularly in the Americas region, which resulted in the revenue stabilisation in this region in the second half of the year.

(For a more detailed review of our financial performance, see the Chief Financial Officer report).

The Micro Focus Strategy and Business Model
Micro Focus' strategy and business model are designed to deliver sustained customer value and strong, consistent shareholder returns over the long-term.

The market dynamics that have driven our strategy and business model since 2011 have not changed. We continue to believe the infrastructure software market is fragmented and consolidating. This belief has been supported by significant M&A elsewhere in the market during the 18-month period under review. Micro Focus continues to build the scale and operational efficiency to be a leader in this consolidation over time. Our unwavering focus on delivering customer value through effective product management, coupled with our operational efficiency and consistent, disciplined capital allocation, make us well placed to succeed.

Our strategy is grounded in more than 40 years' experience delivering proven, scalable and robust infrastructure software solutions and we now serve more than 40,000 customers through a global team of approximately 14,000 employees.

The business environment in which our customers operate is increasingly competitive and the systems, applications and infrastructure that underpin their business operations are highly complex. Customers want and need a partner for the long-term that is committed to and capable of helping them modernise and protect their existing technology, adopt innovation and leverage new business models while maximising the value of and return from existing investments. Partnership with Micro Focus enables customers to better exploit new opportunities, deal with changing operational and legislative requirements, and increasingly sophisticated cyber threats. From a product portfolio perspective the foundation of our strategy and business model is direct engagement with customers to ensure we deliver the products, solutions and deployment options they need - we call this "customer centric innovation".

In essence, we bridge the old and the new to deliver innovation faster at lower risk and are committed to being a consistent, reliable partner for the long-term.

Applying the Micro Focus Business Model
As the industry continues to consolidate, Micro Focus can draw upon extensive, relevant experience having completed and successfully integrated 15 acquisitions in the past decade. The integration of the HPE Software business has involved additional complexities, largely because it was a carve-out of a division from a larger parent, asopposed to the acquisition of a business that had been operating independently. The HPE Software business was a fully integrated, albeit small division of HPE that relied upon the parent company's strategy, business model and central support functions. As a result, there has been much more work to do on this integration in the areas of go-to-market, business process simplification and IT systems, within a broader challenge on overall style, tone and pace of execution.

Systematic application of the Micro Focus business model is now driving better clarity of purpose, the alignment of goals and the creation of a more dynamic environment where execution is faster, operations simpler and people more accountable.

Product Portfolio
Across the five product portfolios we report against we have more than 300 products. The execution against our goal of customer centric innovation has been strong. Customer commitments and thought leadership have been delivered across the product portfolio with more than 500 product releases in the year, ranging from small functional updates through to completely re-architected solutions and highly innovative new capabilities.

This represents great depth of capability and experience to help our customers address some of the most complex challenges they face. To better enable our customers and partners to exploit this breadth and depth we are re-aligning resources to develop compelling value propositions across four focus areas - Enterprise DevOps; Hybrid IT Management; Security, Risk & Governance; and Predictive Analytics. The strength and competitive differentiation across these areas is significant and I am excited by what we do for customers today and the potential we have to do even more in the future.

Go-to-Market Organisation and Execution Capability
Following completion of the acquisition of the HPE Software business, a combined go-to-market organisation was implemented and launched on 1 November 2017. This design and implementation was overly complex in both structure and processes, and the resulting lack of clarity and accountability led to significant sales execution issues, which were compounded by the IT systems challenges covered later in this report. Both these issues combined to drive significantly elevated levels of attrition within the sales organisation.
Correcting organisational design issues and improving execution has been a key priority of the management team since March. Improvement measures have focused on the consistent execution of simpler, more effective sales processes. These have been underpinned by better alignment and accountability within the sales management teams through the removal of unnecessary global structures and management layers.

To improve the quality of customer engagement, we have made organisational changes to align marketing and product teams much more tightly and invested in a consistent approach to enablement globally. In addition, investments were made to re-build an appropriate account management programme and the capabilities necessary to support our largest customers. These capabilities were part of the broader HPE and existing Micro Focus coverage models prior to completion but were not catered for effectively in the initial design post completion.

In April 2018, Micro Focus established a new approach to comply with US federal requirements and to better serve the needs of our classified and controlled US Federal Government customers. This involved a strategic partnership where customer engagement and operations where undertaken by a third party on our behalf.

The hiring engine has been re-engineered and is now functioning effectively. It is anticipated that the combination of more empowerment through clarity of accountability, better enablement and improved hiring and on-boarding will see attrition levels stabilise further and begin to trend down.

A disciplined sales management process has been established globally to drive the consistently high levels of sales execution expected from the organisation and we have strengthened the team at all levels but notably through the appointment of Jon Hunter as Chief Revenue Officer. Jon joins us with extremely relevant experience and a great track record in leading global sales teams.

There are always improvements to be made in sales execution and this will remain the key focus for Jon and the sales leadership team.

IT Systems
At the time of the combination of the Micro Focus and the HPE Software businesses, we envisaged that we would migrate the existing Micro Focus business onto a new set of IT systems designed and implemented by HPE to support the carve out and sale of their software business. Unfortunately, challenges with these IT systems have been significant, including issues around data migration, system configuration and the integration of applications. In the six months to 30 April 2018 in particular, this impacted our ability to quote, invoice, and collect cash as well as pay suppliers, partners and our sales teams.

These systems are now stable and able to support the operations of the business but still require more manual intervention than we want. There is significant foundational work underway to address this, focused on the back office organisation to simplify operations and processes, increase automation and improve resilience to drive operational efficiencies. The issues experienced and the subsequent foundational remediation work required have slowed our plan to migrate to a single IT platform.

This is being addressed through a parallel project underway to build the future, simplified systems architecture for the Group which upon completion will enable further automation of the improved processes and deliver the platform for ongoing operational improvements. Until the completion of that project, the Group continues to operate on two IT architectures with the attendant complexity this adds to our business operations and control environment. To maintain the required control environment, the Group relies upon automated, semi-automated and manual controls together with a combination of preventative and detective controls.

Continuous Improvement of Day to Day Operations
Our business model is focused on delivering targeted, relevant business outcomes for customers and consistent returns for shareholders.

The foundation of this is the development of a company-wide culture of continuous improvement delivering fit-for-purpose operations and a more dynamic, execution-orientated environment where team members are empowered and accountable and the overall organisation aligned to common goals.

In support of this we are making additional investments in the enablement and development of our team, increasing focus on people engagement, inclusion and diversity, and developing a more comprehensive Corporate Social Responsibility plan.

We remain focused on and fully committed to running our enlarged operations as effectively and efficiently as possible while driving our key integration priorities, notably improved IT systems and back office functions, to completion.

Financial discipline
Our focus on operational rigour and effectiveness is coupled with robust financial and capital allocation discipline.

The merger of the Micro Focus and HPE Software businesses has provided a significant opportunity for operational improvements and cost efficiencies. To date, there has been good progress on cost reduction as evidenced by the continued expansion in Adjusted EBITDA margin, with further opportunities ahead.

The ongoing optimisation of our operations is designed to deliver strong operating margins through the realisation of these cost efficiencies at pace, balanced with the continued delivery of our core value proposition of making, selling and supporting infrastructure software solutions that customers value and rely on. Effective execution will deliver a platform for further M&A that targets underperforming assets ready to be improved by the application of the Micro Focus business model.

Our net debt represents a modest level of gearing for a company with the cash generating qualities of Micro Focus, with a target net debt to Adjusted EBITDA multiple of 2.7 times. We are confident that this level of debt will not reduce our ability to deliver our strategy, invest in products and make appropriate acquisitions. Micro Focus has a strong balance sheet and our lenders are supportive of our strategy and business model. At 31 October 2018, we had net debt of $4.25bn representing a net debt to pro-forma Adjusted EBITDA of 2.8 times. Without the $171.7m of share buy-backs in the period we would have reached our medium term target of 2.7 times within 14 months compared with the 24 months which was anticipated at the time of completion of the HPE Software business transaction.

The board will keep the appropriate level of debt under review and Micro Focus will be consistent in its policy of not holding surplus cash on the balance sheet.

On 29 August 2018, the company announced the start of a share buy-back programme for an initial tranche of up to $200 million which was extended on 5 November 2018 to the total value of $400 million (including the initial tranche). Up to and including 13 February 2019 the company had spent $400m and purchased 22,455,121 shares at an average price of £13.82 per share.  We are now extending this buy-back programme into a third tranche of up to $110m to be executed in the period from today, the 14 February 2019, up until the day before the AGM which takes place on 29 March 2019 when the current buy-back authority approved by shareholders at the 2017 AGM to make market purchases of up to 65,211,171 ordinary shares will expire.

Value creation - SUSE sale
On 2 July 2018, we announced definitive terms, subject to shareholder approval, for the sale of SUSE for a total cash consideration of $2.535bn to EQT. We believe this price represents a highly attractive enterprise valuation for SUSE at a multiple of approximately 7.9x revenue and 26.7x Adjusted Operating Profit for the 12 months to 31 October 2017 and reflects an excellent return on the investments we have made to support and grow this business since it was acquired in 2014. In addition to a great value return for shareholders, we see the purchaser, EQT, as a strong long-term investor for SUSE.

In line with our capital allocation strategy we intend to return the net sale proceeds to shareholders after tax, transaction costs and any required debt repayments have been accounted for. This will be effected through a Return of Value to be implemented after completion of the transaction, which is currently anticipated to be towards the end of the first calendar quarter of 2019.

Board changes
Since the last annual report there has been significant change at Board level as well as in the business. Silke Scheiber, Darren Roos and Lawton Fitt joined the Board as Non-executive Directors, all bringing directly relevant skill sets to support the newly enlarged company. Karen Slatford, Richard Atkins and Amanda Brown, together with Executive Chairman Kevin Loosemore, provide continuity and longer term experience of the business and strategy.

We enter the new 2019 fiscal year with new Executive leadership on the Board; I was appointed CEO in March 2018 and re-joined the Board at that time. In November 2018 we announced Brian McArthur-Muscroft as CFO-designate. Brian will formally join the Board as CFO on 20 February 2019 and Chris Kennedy will step down from the Board on that date. I would like to thank Chris for his contribution to the Group during his tenure as CFO and wish him every success in his new role as CFO at ITV plc.  The Group has assembled a strong management team comprised of leaders from Micro Focus, the HPE Software business and new hires.

Dividend
During this 18-month transitionary period, we have paid two interim dividends and propose a final dividend of 58.33 cents, taking total dividend per share to 151.26 cents for the 18 month period. On an annualised basis this total dividend is 100.84 cents per share which is growth of 14.5% on the full year dividend for the year ended 30 April 2017 of 88.06 cents per share.  Notwithstanding the pattern of dividends during the past 18 month period, the dividend policy remains unchanged at two times covered by the adjusted earnings of the company. In future periods, we will return to our approach of paying a single interim and final dividend for the financial year.

The dividend will be paid in Sterling equivalent to 45.22 pence per share, based on an exchange rate of £1 = $1.29, the rate applicable on 13 February 2019, the date on which the board resolved to propose the dividend. Subject to approval by shareholders, the dividend will be paid on 5 April 2019 to shareholders on the register at 1 March 2019.

Group Outlook
Micro Focus' strategy and business model are designed to deliver strong and consistent shareholder returns over the long-term. We are encouraged by progress over recent months and believe we are getting back on track to focus on our outstanding customer and partner relationships founded on delivering software that is essential to mission-critical business processes, and to provide our investors with consistently strong results going forward. Our technology, expertise and the commitment to enabling customers to both embrace innovation and leverage their established IT investments is a major positive differentiator in the infrastructure software market.

Today, we are issuing constant currency revenue guidance for the MFPP continuing business for the 12 months to 31 October 2019 of minus 4% to minus 6% compared to the 12 months ending 31 October 2018. We continue to target a Net Debt to Adjusted EBITDA target of 2.7 times together with a regular dividend twice covered by adjusted earnings.

Performance in first quarter FY19 (ended 31 January 2019) is in line with this guidance.

The last 18 month period has been transformational for Micro Focus and has been, at times, very challenging and disruptive for our employees. I am proud of their professionalism and hard work and I am delighted to share the progressive sense of common purpose and clear direction that is building within the Company as we move firmly from the one-off transitional effects of the combination with the HPE Software business, to the running and continuous improvement of a successful, enlarged operation.

Stephen Murdoch
Chief Executive Officer
13 February 2019

Chief Financial Officer's report

The Group's statutory financial statements reflect the trading performance of the continuing operations for the 18 months ended 31 October 2018 compared to the 12 months ended 30 April 2017. Within the 18 months, the Group has undertaken two corporate development activities, which have both had a material impact on the Group's reported results:

●
On 1 September 2017, the Group acquired the software business of HPE, which is reported within the Micro Focus Product Portfolio. The Group aligned the Micro Focus accounting period end (previously 30 April) to the HPE Software period end of 31 October resulting in an 18-month accounting period to 31 October 2018 for the combined entity.

●

On 21 August 2018, shareholders voted to approve the proposed transaction whereby the Group agreed to sell its SUSE product portfolio. On approval of this vote, the SUSE operating segment meets the definition of a discontinued operation under IFRS 5, which results in the SUSE performance being excluded from the individual line items of the income statement and balance sheet. SUSE is instead included as a single line entitled "profits from discontinued operations" within the income statement and as an "asset held for sale" or "liability held for sale" on the balance sheet. The transaction is expected to complete in the first quarter of calendar year 2019 and SUSE remains under the control of the Group until that point.

Due to the significant size of the two transactions, the directors feel that the Group results are better understood by considering the comparative results on a pro-forma basis. The table below sets out the impact the transactions have had on the Group's financial statements and the additional disclosures which the directors have elected to make in order to improve the understanding of the financial statements:

	Statutory results		Alternative Performance Measures
	12 months ended 30 April 2017 (audited)	18 months ended 31 October 2018 (unaudited)	12 months ended 31 October 2018 (unaudited)	Pro-forma 12 months ended 31 October 2018 (unaudited)	Pro-forma 12 months ended 31 October 2017 (unaudited)
HPE Software	Excluded	14 months post acquisition	Included	Included	Included
SUSE	Restated and excluded from continuing operations	Excluded from continuing operations	Excluded from continuing operations	Included	Included
Purpose	Statutory reporting		Annualised performance of continuing operations	Year-on-year performance on a like-for-like basis

All narrative within this report focuses on the continuing operations unless otherwise stated.

This section refers to a number of Alternative Performance Measures, which are used by the business to supplement those presented under statutory requirements. For further details relating to the definition and relevance of such measures, please refer to the Alternative Performance Measures section of these financial statements.

Micro Focus International - Statutory Results

The Group has adopted an 18 month accounting period which ended on 31 October 2018. As a result, the comparison to the previously reported 12 months ended 30 April 2017 presents substantial period-on-period increases due to the longer period of account in the current reporting period. In order to aid comparison, this section also sets out the unaudited financial performance in the 12 months ended 31 October 2018.

The statutory presentation excludes the discontinued SUSE business from individual line items for each of the reporting periods presented below. The 18 month period to 31 October 2018 includes 14 months of results for the acquired the HPE Software business. The results for the 12 months to 31 October 2018 include a full year's results for the HPE Software business.

●  The previous 18 months have been a transformational period for the business.

●  The HPE Software business transaction, SUSE disposal and change in accounting period have added a level of complexity to the financial statements.

●  The continuing business of the Group generated revenues of $4,754.4m in the 18 months ended 31 October 2018 of which $3,684.3m relates to the last 12 months.

●  The Group generated a profit before tax of $34.1m in the 18 months ended 31 October 2018, and a loss of $78.5m within the last 12 months.

●  On an annualised basis, the total dividend is 100.84 cents per share which is growth of 14.5% on the full year dividend for the year ended 30 April 2017 of 88.06 cents per share.

	18 months ended 31 October 2018 (unaudited)	12 months ended 30 April 2017 (audited)	12 months ended 31 October 2018 (unaudited)
Continuing operations	$m	$m	$m
Revenue	4,754.4	1,077.3	3,684.3
Operating profit (before exceptional items)	915.0	324.7	630.1
Exceptional items (included in operating profit)	(538.2)	(97.3)	(439.7)
Operating profit	376.8	227.4	190.4
Net finance costs	(336.9)	(95.8)	(268.9)
Exceptional finance costs	(5.8)	-	-
Profit/(loss) before tax	34.1	131.6	(78.5)
Taxation	673.1	(7.5)	700.5
Profit from continuing operations	707.2	124.1	622.0
Profit from discontinued operations	76.9	33.7	55.5
Profit for the period	784.1	157.8	677.5

Revenue
In the 18 months ended 31 October 2018, the Group generated revenue of $4,754.4m, which represents an increase of 341.3% on the 12 months ended 30 April 2017. The increase in trading is driven by the acquisition of the HPE Software business, which has materially increased the scale of the operations combined with the longer period of account.

In order to fully understand the underlying trading performance of the continuing operations, the Directors feel revenue is better considered on a pro-forma constant currency basis between the 12 months ended 31 October 2018 and the 12 months ended 31 October 2017. Revenue performance presented on a pro-forma constant currency basis can be found later in this report.

For more detailed revenue splits on a stream, product group and regional basis, see the Chief Executive Officer section earlier in this document.

Operating profit
In the 18 months ended October 2018, the Group generated operating profit of $376.8m, which represents an increase of 65.7% on the 12 months ended April 2017. On a statutory basis, the operating profit increased due to the 18-month accounting period combined with the impact of the HPE Software business transaction in the current period. The acquisition has been transformational for the business and has substantially increased the scale of the Group's operations. In addition, exceptional costs (included within operating profit) have increased from $97.3m in the 12 months ended 30 April 2017 to $538.2m in the 18 months ended 31 October 2018. Exceptional costs are considered below.

In addition, the amortisation of intangible assets increased from $206.8m in the 12 months ended 30 April 2017, to $903.0m in the 18 months ended 31 October 2018, relating to the amortisation of customer relationships and technology acquired from HPE, combined with the impact of the 18 month period of account.

Exceptional items (included within operating profit)
	18 months ended 31 October 2018 (unaudited)	12 months ended 30 April 2017 (audited)	12 months ended 31 October 2018 (unaudited)
	$m	$m	$m
Exceptional items
MF/HPE Software business integration related
System and IT infrastructure costs	114.4	-	114.4
Integration costs	147.6	-	143.7
Severance	129.1	-	119.9
Property costs	29.9	-	29.9
MF/HPE Software business integration related costs	421.0	-	407.9
SUSE and other divestiture costs	21.3	-	21.3
HPE Software business acquisition / pre-acquisition costs	70.1	58.0	1.3
Integration in respect of previous acquisitions	17.0	27.7	0.8
Other acquisition costs	-	2.6	-
Property costs relating to previous acquisitions	8.2	5.5	8.4
Severance costs relating to previous acquisitions	0.6	3.5	-
Total exceptional costs (reported in Operating profit)	538.2	97.3	439.7

In the 18 months ended 31 October 2018, exceptional costs totalled $538.2m with $439.7m incurred in the 12 months ended 31 October 2018. Exceptional costs predominately relate to the integration of the HPE Software business and the costs incurred in the 18-month period include:

●  System and IT infrastructure costs of $114.4m principally reflect the cost of implementing and then stabilising the IT platform acquired with the HPE Software business;

●  Integration costs of $147.6m across a wide range of projects undertaken to conform, simplify and increase efficiency across the two businesses;

●  Severance costs of $129.1m in relation to ongoing headcount reductions as we integrate the HPE Software business; and

●  Property costs of $29.9m as the Group began the process of simplifying the real estate footprint by exiting 27 offices since the completion of the transaction.

As communicated previously, we anticipate exceptional charges in relation to the HPE Software business integration of $960m of which $421.0m has been incurred to date. The remaining costs will be incurred over the next two financial years, with approximately $420m expected to be charged to the income statement in FY19 and the balance in FY20.

In addition, as disclosed in July 2018, costs associated with the disposal of SUSE are expected to total in the region of $72m. In the 12 months ended 31 October 2018, the Group incurred $20.8m and the remainder are expected in the year ending 31 October 2019.

Net finance costs
Net finance costs were $336.9m in the 18 months ended 31 October 2018, of which $268.9m was incurred in the last 12 months. Finance costs predominately relate to the associated interest on the new term loans put in place as part of the transaction to acquire the HPE Software business. Included within the $268.9m is $46.9m in relation to the amortisation of facility costs and original issue discounts which were paid on initiation of the term loans.

In the period, the Group's net debt leverage decreased which means the Group now benefits from a 25 bps improvement in the margin on the Group's debt terms.

The Group holds interest rate swaps to hedge against the cash flow risk in the LIBOR rate charged on $2,250.0m of the debt issued by Seattle Spinco. Inc (the investment company used to acquire the HPE Software business) from 19 October 2017 to 30 September 2022. Under the terms of the interest rate swaps, the Group pays a fixed rate of 1.94% and receives one month USD LIBOR.

Taxation
The Group's reported tax charge for the 18 months ended 31 October 2018 was a credit of $673.1m (12 months ended 30 April 2017: charge of $7.5m) primarily due to the one-off impact of US tax reforms.

Profit from discontinued operations
Profit from discontinued operations reflects the profits generated from the SUSE portfolio. In the 18 months ended 31 October 2018, SUSE generated revenue of $538.2m compared to $303.4m in the 12 months ended 30 April 2017. Profit before taxation increased to $111.1m from $64.8m. The period-on-period growth driven by the long period of account combined with growth in the SUSE business was approximately 15% per annum.

In the 12 months ended 31 October 2018, SUSE generated revenue of $373.7m and profit after tax of $55.5m. The SUSE disposal remains on track for completion in the first calendar quarter of 2019.

Reconciliation from Statutory results to Alternative Performance Measures

This section sets out a reconciliation from the statutory results presented above to Alternative Performance Measures used by the business to assess operating performance and liquidity including Adjusted EBITDA, Adjusted Profit before tax and Adjusted EPS. For further details relating to the definition and relevance of such measures, please refer to the Alternative Performance Measures section of these financial statements. The Group believes that these and similar measures are used widely by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.

Adjusted EBITDA
A reconciliation between Operating Profit and Adjusted EBITDA is shown below:

	18 months ended 31 October 2018 (unaudited)	12 months ended 30 April 2017 (audited)	12 months ended 31 October 2018 (unaudited)
	$m	$m	$m
Operating profit	376.8	227.4	190.4
Add back/(deduct):
Exceptional items (reported in Operating profit)	538.2	97.3	439.7
Share-based compensation charge	64.3	31.5	47.5
Amortisation of intangible assets	903.0	206.8	720.0
Depreciation of property, plant and equipment	88.6	9.7	73.6
Product development intangible costs capitalised	(44.4)	(27.7)	(27.4)
Foreign exchange gains	(37.3)	(2.9)	(30.2)
Continuing Adjusted EBITDA	1,889.2	542.1	1,413.6
Discontinued operations Adjusted EBITDA	170.4	98.8	116.0
Adjusted EBITDA	2,059.6	640.9	1,529.6

In the 12 months ended 31 October 2018, the Group generated Adjusted EBITDA of $1,529.6m, with $1,413.6m generated by the continuing operations of the Group. The pro-forma Adjusted EBITDA of the Group in the 12 months ended 31 October 2017 has been provided later in this section.

Adjusted Profit before tax
Adjusted Profit before tax is defined as profit before tax excluding the effects of share-based compensation, the amortisation of purchased intangible assets, and all exceptional items.

The following tables are reconciliations from profit before tax for the period to Adjusted Profit before tax:

	18 months ended 31 October 2018 (unaudited)	12 months ended 30 April 2017 (audited)	12 months ended 31 October 2018 (unaudited)
Continuing operations	$m	$m	$m
Profit before tax	34.1	131.5	(78.5)

Adjusting items:
Exceptional items	543.9	97.3	439.7
Share-based compensation charge	64.3	31.5	47.5
Amortisation of purchased intangibles	830.3	183.3	661.6
	1,438.5	312.1	1,148.8
Adjusted profit before tax	1,472.6	443.6	1,070.3

Adjusted Effective Tax Rate
The tax charge on Adjusted Profit before tax for the 18 months ended 31 October 2018 was $346.9m (12 months ended 30 April 2017: $83.5m), which represents an effective tax rate ("ETR") on Adjusted Profit before tax ("Adjusted ETR") of 23.6% (12 months ended 30 April 2017: 18.8%). The Group's forecast for Adjusted ETR in the medium-term remains at 25%.

Effective tax rate (continuing operations)	18 months ended 31 October 2018 (unaudited)					12 months ended 30 April 2017 (audited)
	Actual	Adjusting items	Exceptional tax items	Adjusted measures	Actual	Adjusting items	Adjusted Measures
	$m	$m	$m	$m	$m	$m	$m
Profit before tax	34.1	1,438.5	-	1,472.6	131.6	312.0	443.6
Taxation	673.1	(327.7)	(692.3)	(346.9)	(7.5)	(76.0)	(83.5)
Profit after tax	707.2	1,110.8	(692.3)	1,125.7	124.1	236.0	360.1
Effective tax rate	(1,973.9)%			23.6%	5.7%		18.8%

In computing Adjusted Profit before tax for the 18 months ended 31 October 2018, $1,438.5m of adjusting items have been added back (see Adjusted Profit before tax section above) and the associated tax is $327.7m. Exceptional tax items of $692.3m (2017: $nil) shown above relate to the impact of US tax reforms, comprised of a credit of $930.6m in respect of the re-measurement of deferred tax liabilities due to the reduction of the US federal tax rate from 35% to 21% and a transition tax charge of $238.3m payable over eight years.

The total cash tax paid in the period was $99.5m (12 months ended 30 April 2017 $24.6m) of which $59.9m related to the continuing operations (12 months ended 30 April 2017: Refund of $6.8m). The Group's cash tax paid is lower than the reported tax charge due to the utilisation of US tax attributes in the former HPE Software business Group and the timing of tax installment payments.

Earnings per share and Adjusted Earnings per share
The table below sets out the Earnings per Share ("EPS") on both a reported and adjusted basis. The Group is also required to present EPS for both the continuing and discontinued operations but note that SUSE is still under the ownership of Group until completion of the transaction (anticipated by the end of the first calendar quarter 2019) and as such, we focus on total EPS.

	18 months ended 31 October 2018 (unaudited)		12 months ended 30 April 2017 (audited)		12 months ended 31 October 2018 (unaudited)

	Basic	Diluted	Basic	Diluted	Basic	Diluted
	Cents	Cents	Cents	Cents	Cents	Cents

Continuing operations	181.91	176.92	54.17	52.31	143.01	138.94
Discontinued operations	19.79	19.23	14.71	14.20	12.76	12.39
Total EPS	201.70	196.17	68.88	66.51	155.77	151.33

Adjusted EPS
Continuing operations	289.57	281.63	157.11	151.70	192.99	187.51
Discontinued operations	29.36	28.56	24.80	23.95	18.67	18.14
Adjusted EPS	318.93	310.19	181.91	175.65	211.66	205.65

The Adjusted EPS is defined as Basic EPS where the earnings attributable to ordinary shareholders are adjusted by adding back exceptional items, share-based compensation charge and the amortisation of purchased intangibles and the tax attributable to these charges. These are presented, as management believe they are important to understanding the impact the underlying trading performance has on the Group's EPS.

In the 18 months ended 31 October 2018, the Group generated an Adjusted EPS of 318.9 cents of which 211.7 cents has been generated in the last 12 months. This compares to 181.9 cents in the 12 months ended 30 April 2017, demonstrating the level of value accretion already delivered following the acquisition of the HPE Software business.

Following the anticipated completion of the SUSE transaction, the Group expects to return the proceeds to shareholders after tax, transaction costs and any required debt repayment are accounted for.

Micro Focus International ("MFI") - Pro-forma Alternative Performance Measures results

The Pro-forma Alternative Performance Measures results include the discontinued SUSE business and 12 months of results for the acquired HPE Software business in both the 12 months ended 31 October 2018 and the 12 months ended October 2017. A reconciliation of the Pro-Forma Alternative Performance Measures results can be found in the "Alternative Performance Measures" section of these financial statements.

●    MFI pro-forma constant currency revenue decline of 5.3% between 12 months ended 31 October 2017 and 2018.

●    The trajectory of revenue decline improved in the second six months to 2.7% compared to 8.0% in the first 6 months of the 12 months to 31 October 2018 on a pro-forma constant currency basis.

●    Continued cost reductions resulted in a 4.6 ppt expansion in pro-forma Adjusted EBITDA margin to 37.7%.

	Pro-forma 12 months ended 31 October 2018 (unaudited) $m	Pro-forma 12 months ended 31 October 2017 (unaudited) $m	Year on year Change %
Pro-forma constant currency
MFPP Revenue	3,684.3	3,964.1	(7.1%)
SUSE Revenue	373.7	322.7	15.8%
MFI Revenue (Pro-forma constant currency)	4,058.0	4,286.8	(5.3%)
Impact of foreign exchange	-	(60.1)	n/a
MFI Revenue (Pro-forma)	4,058.0	4,226.7	(4.0%)

MFPP Adjusted EBITDA	1,413.6	1,301.1	8.6%
SUSE Adjusted EBITDA	116.0	100.0	16.0%
MFI Adjusted EBITDA (Pro-forma)	1,529.6	1,401.1	9.2%
MFI Adjusted EBITDA margin (Pro-forma) %	37.7%	33.1%	+4.6ppt

All revenue narrative within the "Pro-forma Alternative Performance Measures results" section represents pro-forma constant currency as defined within the Alternative Performance Measures section of this document. The cost base of the HPE Software business in the 12 months ended 31 October 2017, included allocations from the HPE Group for central functions such as finance, legal and HR. As a result, constant currency analysis of the cost base in this period is not available. As such, all costs are presented at actual rates of foreign exchange. For future financial reporting, we will present Adjusted EBITDA on a constant currency basis as presented in previous financial periods.

MFI Pro-forma revenue
MFI achieved pro-forma revenue of $4,058.0m in the 12 months ended 31 October 2018, reflecting a year on year decline of 5.3% at constant currency. This reflects an improving revenue trajectory with constant currency year on year revenue decline of 8.0% in the first half of the year and 2.7% in the second half. The year-on-year foreign exchange impact was 1.3% so the revenue decline was 4.0% at actual exchange rates.

In the 12 months ended 31 October 2018, revenue generated within the Micro Focus Product Portfolio totalled $3,684.3m reflecting a constant currency decline of 7.1% year-on-year. Again, this shows an improving revenue trajectory with constant currency year on year revenue decline of 10.0% in the first half of the year and 4.1% in the second half. Pro-forma constant currency revenue trends within the Micro Focus Product Portfolio are discussed later in this section.

SUSE generated revenue of $373.7m, which reflects growth of 15.8% on a constant currency basis.

MFI Pro-forma Adjusted EBITDA
In the 12 months ended 31 October 2018, Pro-forma MFI Adjusted EBITDA increased by 9.2% year on year to $1,529.6m, which represents a pro-forma Adjusted EBITDA margin of 37.7%. The overall driver in Adjusted EBITDA margin improvement being continued cost reductions in the Micro Focus Product Portfolio partially offset by a decrease in margin within the SUSE segment in order to support future revenue growth for the business.

Micro Focus Product Portfolio

●    Pro-forma constant currency revenue decline of 7.1% year-on-year, with an improved revenue trajectory of 4.1% in the second half

●    Before the impact of the deferred revenue haircut, revenue declined 6.9% year-on-year, with second half decline of 5.0%.

●    Continued operational efficiencies delivering cost reduction of 12.8% year-on-year.

●    Pro-forma Adjusted EBITDA margin increase of 5.1ppt to 38.4% in the 12 months ended 31 October 2018.

	12 months ended 31October 2018 (unaudited) $m	Pro-forma 12 months ended 31 October 2017 (Unaudited)$m	Year-on-year Change %
Pro-forma constant currency revenue
Licence	878.5	1,007.3	(12.8%)
Maintenance	2,235.4	2,297.0	(2.7%)
SaaS & other recurring	318.1	307.9	3.3%
Consulting	287.1	380.6	(24.6)%
Constant currency revenue before haircut	3,719.1	3,992.8	(6.9%)
Deferred revenue haircut	(34.8)	(28.7)	21.3%
Constant currency revenue	3,684.3	3,964.1	(7.1%)
Foreign exchange constant currency impact	-	(57.6)	-
Revenue (at actual FX rates)	3,684.3	3,906.5	(5.7%)

Total costs	(2,270.7)	(2,605.4)	(12.8%)
Adjusted EBITDA (at actual FX rates)	1,413.6	1,301.1	8.6%

Adjusted EBITDA margin %	38.4%	33.3%	+5.1ppt

Revenue performance (versus pro-forma constant currency comparatives)
As communicated in March 2018, and reiterated at the interim results in July 2018, revenue performance in the six months ended 30 April 2018 was impacted by a number of factors, which management consider to be largely one-off transitional effects of the combination with the HPE software business, rather than underlying issues with the end markets of the product portfolio. Since identifying these issues, substantial investment has been made in stabilising the IT platform and the business has re-invested in the go-to-market function, hiring customer facing sales representatives to ensure the function is fully staffed at year end and driven improved execution discipline across the Company. As a result, revenue declined 6.9% year-on-year before the impact of the deferred revenue haircut, which reflects a decline of 5.0% in the second half of the financial period compared to a decline of 8.7% in the first half.

For a detailed review of revenue by product see the Chief Executive Officer's section of this document.

Adjusted EBITDA performance (versus pro-forma comparatives)
The Micro Focus Product Portfolio generated an Adjusted EBITDA of $1,413.6m in the 12 months ended 31 October 2018, at an Adjusted EBITDA margin of 38.4%. This represents a 5.1ppt increase in pro-forma Adjusted EBITDA margin between the periods.

The ability to drive operational efficiencies within the two businesses through effective integration was a key thesis for the deal and remains a key strategic objective of management. Total costs within the Micro Focus Product Portfolio in the 12 months ended 31 October 2018 were $2,270.7m. This reflects a reduction of $334.7m on the comparable pro-forma period to 31 October 2017.

The key drivers for cost reduction between the periods include:

●  Personnel costs, including the removing of duplicate roles across the two organisations;
●  Concerted spend reduction efforts across central functions;
●  A more focused approach to product development including more rigorous application of the four box model;
●  Efficiencies in the sales and marketing organisation; and
●  Gross Margin improvement in SaaS and other recurring and Licence revenue streams.

We continue to see opportunities in respect of operational efficiencies and remain focused on continuous improvement to deliver growth in Adjusted EBITDA year over year, as demonstrated consistently historically, through the application of the Micro Focus Operating Model. The 5.1 ppt increase in pro-forma Adjusted EBITDA margin to 38.4% reflects an early prioritisation of cost rationalisation areas which were largely independent of system and process efficiencies, as well as strong sales execution at the end of the period. We expect the current financial year to benefit from the full year impact of savings already realised in FY18, as well as those arising from our continuous improvement programmes, although this will be tempered by a focus on stabilisation as we invest in the information systems and build the operational platforms which will enable further efficiencies to benefit FY20 and beyond.

MFI CASH GENERATION
The Group's Consolidated statement of cash flows can be found later in this document. The table presented below focuses on those items which specifically relate to the Group's free cash flow, which is considered to be a Key Performance Indicator ("KPI") of the Group.

	18 months ended 31 October 2018 (unaudited)	12 months ended 30 April 2017 (audited)	12 months ended 31 October 2018 (unaudited)
	$m	$m	$m
Cash generated from operations before working capital	1,711.3	616.0	1,191.1
Movement in working capital	(287.0)	(51.2)	(39.7)
Cash generated from operations	1,424.3	564.8	1,151.4
Interest payments	(301.7)	(81.2)	(219.5)
Bank loan costs	(101.2)	(6.7)	(10.8)
Tax payments	(99.5)	(24.6)	(79.0)
Purchase of intangible assets	(92.1)	(31.4)	(56.5)
Purchase of property, plant and equipment	(40.1)	(11.7)	(30.2)
Free cash flow	789.7	409.2	755.4

In the 18 months ended 31 October 2018, the Group generated $789.7m of free cash flow compared to $409.2m in the 12 months ended 30 April 2017. In the 12 months ended 31 October 2018, the Group generated $755.4m of free cash flow.

In the last 12 months, the Group's cash generation has been impacted by the implementation of the new systems within the HPE Software business.

Between 31 October 2017 and 30 April 2018, the Days Sales Outstanding ("DSO") increased from 65 days to 94 days as the newly implemented IT environment caused material disruption within the order to cash process. In the second half of the year, DSO remains elevated at 94 days as at 31 October 2018. Resolving the impact of the system issues remains a key area of focus for the finance team and new sales orders are now impacted to a much lower extent by these issues. The impact on DSO is primarily driven by invoices raised in the period between 1 November 2017 and 30 April 2018, which have required manual invoice remediation before payment can be made by the customer. The effort of correcting administrative invoicing errors and resending to customers has caused an extension in the standard payment cycle. We anticipate the cash impact to substantially unwind within the 12 months ended 31 October 2019.

In the 12 months ended 31 October 2018, purchases of intangible assets (relating predominately to software licences) totalled $56.5m compared to $31.4m in the 12 months ended 30 April 2017. In addition, purchase of property, plant and equipment increased from $11.7m to $30.2m over the same period. Capital expenditure on both tangible and intangible assets is driven by the increase in size and scale of the combined operations.

The Group's Adjusted cash conversion ratio (defined as cash generated from operations divided by Adjusted EBITDA less exceptional items) for the 12 months ended 31 October 2018 was 105.6% compared to 103.9% in the 12 months ended 30 April 2017.

	18 months ended 31 October 2018 (unaudited)	12 months ended 30 April 2017 (audited)	12 months ended 31 October 2018 (unaudited)
	$m	$m	$m
Cash generated from operations	1,424.3	564.8	1,151.4

Adjusted EBITDA	2,059.7	640.9	1,529.6
Less: exceptional items	(538.2)	(97.2)	(439.7)
Adjusted EBITDA less exceptional items	1,521.5	543.7	1,089.9
Adjusted cash conversion ratio	93.6%	103.9%	105.6%

The Group delivered a cash conversion rate of 105.6% in the 12 months ended 31 October 2018, despite the elevation in DSO days noted above. Overall, the Group continues to anticipate adjusted cash conversion rates of between 95% and 100%.

NET DEBT
As at 31 October 2018, Net Debt was $4,253.5m (30 April 2017: $1,410.6m). This represents a Net Debt to Pro-forma Adjusted EBITDA ratio as follows:

	12 months ended 31 October 2018 (unaudited)	12 months ended 30 April 2017 (audited)
	$m	$m
Adjusted EBITDA	1,529.6	640.9
Net Debt	(4,253.5)	(1,410.6)
Net Debt / Pro-forma Adjusted EBITDA ratio	2.8 times	2.2 times

The Group's net debt ratio of 2.8 times as at 31 October 2018 is after the impact of a share buy-back scheme in which $171.7m of shares were repurchased during the period. This programme was extended to a total of $400.0m (inclusive of shares already purchased), which was completed in full by 13 February 2019 and has been further extended.

The board continues to target a modest level of gearing for a company with the cash generating qualities of Micro Focus with a target net debt to Adjusted EBITDA multiple of 2.7 times. Excluding the share buyback undertaken, the Group would have been below the stated 2.7 times target as at 31 October 2018, which is within 14 months of the deal completing. This compares to the 17 months taken following the acquisition of TAG and the target date of 24 months set out at completion of the HPE Software business transaction.

We are confident that this level of debt will not reduce our ability to deliver our strategy, invest in products and make appropriate acquisitions. The level of interest payments on the term loans remain at a manageable level relative to the scale of the Group.

The movements on the Group loans in the 12 months to 31 October 2018 were as follows:

	Term Loan B-2	Term Loan B-3	HPE Software Term Loan	Euro Loan	Total
	$m	$m	$m	$m	$m
At 1 November 2017	1,515.2	385.0	2,600.0	547.5	5,047.7
Repayments	(11.4)	(2.9)	(19.5)	(4.2)	(38.0)
Foreign exchange	-	-	-	(12.8)	(12.8)
At 31 October 2018	1,503.8	382.1	2,580.5	530.5	4,996.9

In addition to the term loans and cash reserves, the Group has access to a $500m revolving credit facility, which remains undrawn.

Consolidated statement of financial position
The Group's Consolidated statement of financial position is presented later in this document. A summarised version is presented below:

	31 October 2018 (unaudited) $m	30 April 2017 (audited) $m
Non-current assets	13,720.5	3,995.5
Current assets	1,917.6	442.2
Current assets classified as held for sale	1,142.5	-
Total assets	16,780.6	4,437.7

Current liabilities	2,010.4	944.7
Current liabilities classified as held for sale	437.7	-
Non-current liabilities	6,540.5	1,879.5
Total liabilities	8,988.6	2,824.2
Net assets	7,792.0	1,613.5

Total equity attributable to owners of the parent	7,791.0	1,612.5
Non-controlling interests	1.0	1.0
Total equity	7,792.0	1,613.5

The net assets of the Group have increased from $1,613.5m to $7,792.0m between 30 April 2017 and 31 October 2018.  This increase was driven primarily by the acquisition of the HPE Software business. The balance sheet acquired with the HPE Software business can be found later in this document.

In the period, the key movements were as follows:

●
Non-current assets increased to $13,720.5m primarily due to the recognition of goodwill totalling $4,858.4m and purchased intangibles totalling $6,539.8m, recognised as a result of the acquisition of the HPE Software business;

●
Current assets increased from $442.2m to $1,917.6m, with the Group acquiring $710.7m of trade receivables with the HPE Software business. Since acquisition, the system issues set out earlier in this section have resulted in an increase in DSO days such that trade receivables for the total Group were $1,047.7m at 31 October 2018.

●	Current assets and current liabilities classified as held for sale reflect primarily the assets and liabilities of SUSE business segment, which are due to be disposed of.
●	Non-current liabilities increased from $1,879.5m to $6,540.5m, primarily due to the new term bank loans drawn down in order to fund the acquisition of the HPE Software business.
●	Total equity attributable to the owners of the parent increased from $1,612.5m to $7,791.0m, driven primarily by the issue of new share capital on the acquisition of the HPE Software business. On completion of the acquisition, American Depositary Shares representing 222,166,897 Consideration Shares were issued to HPE Shareholders, representing 50.1% of the fully diluted share capital of the Company at that time.

Other financial matters

IFRS 15 'Revenue from contracts with customers'
The Group is required to adopt IFRS 15 'Revenue from contracts with customers' ("IFRS 15") from the transition date of 1 November 2018. Under the IFRS 15 adoption method chosen by the Group, prior-year comparatives are not restated to conform to the new policies. Consequently, the year over year change of revenue and profit in the year to 31 October 2019 will be impacted by the new policies. We anticipate IFRS 15 will increase revenue by $25.0m in the 12 months ended 31 October 2019.

US Federal business
In April 2018, Micro Focus established a new partnership to better serve the needs of our classified and controlled US Federal Government customers.   The accounting treatment of this contract results in the gross revenue and costs being recognised by a third party rather than Micro Focus. Micro Focus accounts for the contract taking a net amount within the income statement resulting in a year-on-year reduction in both revenue and the associated costs.

CONTRACTUAL CASH OBLIGATIONS
The following table reflects a summary of obligations and commitments outstanding as of 31 October 2018:

	Payment due by period
	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
	$m	$m	$m	$m	$m
Debt principal repayment	50.3	100.7	1,528.8	3,317.1	4,996.9
Interest payments on debt	227.6	448.9	309.3	96.6	1,082.4
	277.9	549.6	1,838.1	3,413.7	6,079.3
Finance Leases	13.6	13.3	1.6	-	28.5
Operating Leases	65.8	86.4	53.3	22.5	228.0
	357.3	649.3	1,893.0	3,436.2	6,335.8

DIVIDEND
The board has adopted a dividend policy such that the adjusted profit after tax of the Group twice covers the dividend payment. In light of the move to an 18-month accounting period there are two interim dividends and a final dividend in line with this policy. The directors are declaring a final dividend of 58.33 cents per share. The total dividend per share in the 18 month period was 151.26 cents. On an annualised basis this total dividend is 100.84 cents per share which is growth of 14.5% on the full year dividend for the year ended 30 April 2017 of 88.06 cents per share.

The dividend will be paid in Sterling equivalent to 45.22 pence per share, based on an exchange rate of £1 = $1.29 being the rate applicable on 13 February 2019, the date on which the board resolved to propose the dividend. The dividend will be paid on 5 April 2019 to shareholders on the register at 1 March 2019.

Chris Kennedy
Chief Financial Officer
13 February 2019

ALTERNATIVE PERFORMANCE MEASURES

The Group uses certain measures to assess the financial performance of its business. These measures are termed "Alternative Performance Measures" because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS.

The Group uses such measures to measure operating performance and liquidity in presentations to the board and as a basis for strategic planning and forecasting, as well as monitoring certain aspects of its operating cash flow and liquidity. The Group believes that these and similar measures are used widely by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.

The Alternative Performance Measures may not be comparable to other similarly titled measures used by other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group's operating results as reported under IFRS.

An explanation of the relevance of each of the Alternative Performance Measures, a reconciliation of the Alternative Performance Measures to the most directly comparable measures calculated and presented in accordance with IFRS and a discussion of their limitations is set out below. The Group does not regard these Alternative Performance Measures as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS.

The Group has reported unaudited results for the 12 months ended 31 October 2018 with a comparative period of the 12 months ended 31 October 2017. This reflects the new year-end for the Group of the 31 October and provides a more meaningful basis on which to discuss the results of the Group.

ALTERNATIVE PERFORMANCE MEASURES continued

1.             Consolidated statement of comprehensive income

12 months to 31 October 2018 (unaudited)
The 12 months to 31 October 2018 results have been calculated by taking the six months results to 31 October 2017, after adjusting for discontinued operations, from the 18 months results to 31 October 2018.
	18 months ended 31 October 2018	Six months ended 31 October 2017			12 months ended 31 October 2018
	unaudited	as reported	Transfer to discontinued operations	restated	unaudited
	$'000	$'000	$'000	$'000	$'000
Revenue	4,754,398	1,234,520	(164,440)	1,070,080	3,684,318
Cost of sales	(1,259,306)	(273,893)	9,864	(264,029)	(995,277)
Gross profit	3,495,092	960,627	(154,576)	806,051	2,689,041
Selling and distribution costs	(1,670,000)	(398,638)	51,572	(347,066)	(1,322,934)
Research and development expenses	(659,413)	(173,639)	41,812	(131,827)	(527,586)
Administrative expenses	(788,855)	(168,390)	27,627	(140,763)	(648,092)
Operating profit	376,824	219,960	(33,565)	186,395	190,429

Share of results of associates	-	(438)	438	-	-

Finance costs	(350,366)	(75,487)	-	(75,487)	(274,879)
Finance income	7,654	1,699	-	1,699	5,955
Net finance costs	(342,712)	(73,788)	-	(73,788)	(268,924)

Profit/(loss) before tax	34,112	145,734	(33,127)	112,607	(78,495)
Taxation	673,081	(39,129)	11,688	(27,441)	700,522
Profit from continuing operations	707,193	106,605	(21,439)	85,166	622,027
Profit from discontinued operation (attributable to equity shareholders of the Company)	76,940	-	21,439	21,439	55,501
Profit for the period	784,133	106,605	-	106,605	677,528

Operating profit (before exceptional items)	914,980	318,440	(33,565)	284,875	630,105
Exceptional items	(538,156)	(98,480)	-	(98,480)	(439,676)
Operating profit	376,824	219,960	(33,565)	186,395	190,429

ALTERNATIVE PERFORMANCE MEASURES continued

1.   Consolidated statement of comprehensive income continued

12 months to 31 October 2017 (unaudited)
The 12 months to 31 October 2017 results have been calculated by taking the 12 months results to 30 April 2017 less the six months to 31 October 2016 and adding the six months to 31 October 2017, after adjusting all periods for discontinued operations.
	12 months ended 30 April 2017			Six months ended 31 October 2016			Six months ended 31 October 2017			12 months ended 31 October 2017
	as reported	Transfer to discontinued operations	restated	as reported	Transfer to discontinued operations	restated	as reported	Transfer to discontinued operations	restated	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue	1,380,702	(303,429)	1,077,273	684,743	(147,432)	537,311	1,234,520	(164,440)	1,070,080	1,610,042
Cost of sales	(237,169)	20,757	(216,412)	(123,440)	10,258	(113,182)	(273,893)	9,864	(264,029)	(367,259)
Gross profit	1,143,533	(282,672)	860,861	561,303	(137,174)	424,129	960,627	(154,576)	806,051	1,242,783
Selling and distribution costs	(467,084)	103,951	(363,133)	(218,528)	47,816	(170,712)	(398,638)	51,572	(347,066)	(539,487)
Research and development expenses	(180,104)	57,280	(122,824)	(86,390)	25,593	(60,797)	(173,639)	41,812	(131,827)	(193,854)
Administrative expenses	(202,902)	55,390	(147,512)	(93,099)	26,491	(66,608)	(168,390)	27,627	(140,763)	(221,667)
Operating profit	293,443	(66,051)	227,392	163,286	(37,274)	126,012	219,960	(33,565)	186,395	287,775

Share of results of associates and gain on dilution of investment	(1,254)	1,254	-	(1,127)	1,127	-	(438)	438	-	-

Finance costs	(96,824)	-	(96,824)	(49,455)	-	(49,455)	(75,487)	-	(75,487)	(122,856)
Finance income	979	-	979	502	-	502	1,699	-	1,699	2,176
Net finance costs	(95,845)	-	(95,845)	(48,953)	-	(48,953)	(73,788)	-	(73,788)	(120,680)

Profit/(loss) before tax	196,344	(64,797)	131,547	113,206	(36,147)	77,059	145,734	(33,127)	112,607	167,095
Taxation	(38,541)	31,077	(7,464)	(22,589)	16,915	(5,674)	(39,129)	11,688	(27,441)	(29,231)
Profit from continuing operations	157,803	(33,720)	124,083	90,617	(19,232)	71,385	106,605	(21,439)	85,166	137,864
Profit from discontinued operation (attributable to equity shareholders of the Company)	-	33,720	33,720	-	19,232	19,232	-	21,439	21,439	35,927
Profit for the period	157,803	-	157,803	90,617	-	90,617	106,605	-	106,605	173,791

 ALTERNATIVE PERFORMANCE MEASURES continued

2.      Consolidated statement of cash flows - 12 months to 31 October 2018 (unaudited)

The 12 months to 31 October 2018, statement of cash flows has been calculated by taking the six month results to 31 October 2017 from the cash flow for the 18 months to 31 October 2018.

Cash flows from operating activities	18 months ended 31 October 2018 (unaudited) $'000	Six months ended 31 October 2017 (unaudited) $'000	12 months ended 31 October 2018 (unaudited) $'000
Operating profit	489,779	219,960	269,819
Research and development tax credits	(2,013)	(2,185)	172
Depreciation	95,179	16,289	78,890
Loss on disposal of property, plant and equipment	4,581	427	4,154
Amortisation of intangible assets	943,210	198,606	744,604
Share-based compensation charge	72,175	18,302	53,873
Foreign exchange movements	(34,505)	(4,699)	(29,806)
Provisions movements	142,859	73,433	69,426
Cash generated from operations before working capital	1,711,265	520,133	1,191,132
Changes in working capital:
Inventories	35	(216)	251
Trade and other receivables	(408,879)	(231,762)	(177,117)
Payables and other liabilities	131,333	15,490	115,843
Provision utilisation	(145,012)	(55,489)	(89,523)
Deferred income	131,477	21,607	109,870
Pension funding in excess of charge to operating profit	4,092	3,129	963
Movement in working capital	(286,954)	(247,241)	(39,713)
Cash generated from operating activities	1,424,311	272,892	1,151,419
Interest paid	(301,791)	(82,341)	(219,450)
Bank loan costs	(101,159)	(90,319)	(10,840)
Tax paid	(99,490)	(20,472)	(79,018)
Net cash generated from operating activities	921,871	79,760	842,111
Cash flows from/(used in) investing activities
Payments for intangible assets	(92,115)	(35,650)	(56,465)
Purchase of property, plant and equipment	(40,091)	(9,845)	(30,246)
Finance leases	(735)	-	(735)
Interest received	9,224	1,699	7,525
Payment for acquisition of subsidiaries	(19,260)	-	(19,260)
Net cash acquired with acquisitions	321,668	320,729	939
Net cash from/(used in) from investing activities	178,691	276,933	(98,242)
Cash flows (used in)/from financing activities
Investment in non-controlling interest	(3)	-	(3)
Proceeds from issue of ordinary share capital	5,750	1,161	4,589
Purchase of treasury shares	(171,710)	-	(171,710)
Return of Value paid to shareholders	(500,000)	(500,000)	-
Repayment of working capital in respect of the HPE Software business acquisition	(225,800)	-	(225,800)
Repayment of bank borrowings	(252,936)	(215,000)	(37,936)
Proceeds from bank borrowings	1,043,815	1,043,815	-
Dividends paid to owners	(542,161)	(133,889)	(408,272)
Net cash (used in)/ from financing activities	(643,045)	196,087	(839,132)
Effects of exchange rate changes	15,302	26,609	(11,307)
Net increase/(decrease) in cash and cash equivalents	472,819	579,389	(106,570)
Cash and cash equivalents at beginning of period	150,983	150,983	730,372
	623,802	730,372	623,802
Reclassification to current assets classified as held for sale	(2,906)	-	(2,906)
Cash and cash equivalents at end of period	620,896	730,372	620,896

  ALTERNATIVE PERFORMANCE MEASURES continued

3.      Impact of deferred revenue haircut
The following table shows the impact of the acquisition accounting adjustment of deferred revenue haircut (i.e. the unwinding of fair value adjustment to acquired deferred revenue) on reported revenues.

	18 months ended 31 October 2018 (unaudited)			12 months ended 30 April 2017 (audited)
	Micro Focus	SUSE	Total	Micro Focus	SUSE	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Revenue before deferred revenue haircut	4,815,460	539,797	5,355,257	1,084,165	306,613	1,390,778
Unwinding of fair value adjustment to acquired deferred revenue	(61,062)	(1,637)	(62,699)	(6,892)	(3,184)	(10,076)
Revenue	4,754,398	538,160	5,292,558	1,077,273	303,429	1,380,702

	12 months ended 31 October 2018 (unaudited)			12 months ended 31 October 2017 (unaudited)
	Micro Focus	SUSE	Total	Micro Focus	SUSE	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Revenue before deferred revenue haircut	3,719,094	374,534	4,093,628	1,638,693	322,558	1,961,251
Unwinding of fair value adjustment to acquired deferred revenue	(34,776)	(814)	(35,590)	(28,651)	(2,121)	(30,772)
Revenue	3,684,318	373,720	4,058,038	1,610,042	320,437	1,930,479

4.      EBITDA and Adjusted EBITDA
EBITDA is defined as net earnings before finance costs, finance income, taxation, share of results of associates, depreciation of property, plant and equipment and amortisation of intangible assets. The Group presents EBITDA because it is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortisation expense).

The Group defines Adjusted EBITDA as comprising of EBITDA (as defined above), adjusted for exceptional items, share-based compensation, product development intangible cost capitalised and foreign exchange gains/losses. Adjusted EBITDA is the primary measure used internally to measure performance and to incentivise and reward employees.

Adjusted EBITDA Margin refers to each measure defined above as a percentage of actual revenue recorded in accordance with IFRS for the period.

Adjusted EBITDA is a key profit measure used by the Board to assess the underlying financial performance of the Group. Adjusted EBITDA is stated before the following items for the following reasons:

●	Exceptional items, as set out in note 7, are excluded by virtue of their size, nature or incidence, in order to show the underlying business performance of the Group.
●
Share-based payment charges are excluded from the calculation of Adjusted EBITDA because these represent a non-cash accounting charge for transactions that could otherwise have been settled in cash or not be limited to employee compensation. These charges also represent long-term incentives designed forlong-term employee retention, rather than reflecting the short-term underlying operations of the Group's business. The directors acknowledge that there is an ongoing debate on the add-back of share-based payment charges but believe that as they are not included in the analysis of segment performance used by the Chief Operating Decision Maker and their add-back is consistent with metrics used by a number of other companies in the technology sector, that this treatment remains appropriate.

ALTERNATIVE PERFORMANCE MEASURES continued

 4. EBITDA and Adjusted EBITDA continud
●
Charges for the amortisation of purchased intangibles are excluded from the calculation of Adjusted EBITDA. This is because these charges are based on judgements about their value and economic life, are the result of the application of acquisition accounting rather than core operations, and whilst revenue recognised in the income statement does benefit from the underlying intangibles that has been acquired, the amortisation costs bear no relation to the Group's underlying ongoing operational performance. In addition, amortisation of acquired intangibles is not included in the analysis of segment performance used by the Chief Operating Decision Maker.

●	We exclude foreign exchange movements from Adjusted EBITDA in order to exclude foreign exchange volatility when evaluating the underlying performance of the business.
●
We deduct from EBITDA, actual spend on product development costs during the period as this reflects the required underlying expenditure. This is because the capitalisation and subsequent amortisation of such costs are based on judgements about whether they meet the capitalisation criteria set out in IAS38 "Intangible Assets" and on the period of their estimated economic benefit.  In addition, product development costs for the period are included in the analysis of segment performance used by the Chief Operating Decision Maker.

The following table is a reconciliation from profit for the period to EBITDA and Adjusted EBITDA:
	18 months ended 31 October 2018 (unaudited)				12 months ended 30 April 2017 (audited)
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Profit for the period	707,193	76,940	784,133	124,083	33,720	157,803
Finance costs	350,366	-	350,366	96,824	-	96,824
Finance income	(7,654)	-	(7,654)	(979)	-	(979)
Taxation	(673,081)	34,206	(638,875)	7,464	31,077	38,541
Share of results of associates	-	1,809	1,809	-	1,254	1,254
Depreciation of property, plant and equipment	88,611	6,568	95,179	9,704	2,090	11,794
Amortisation of intangible assets	903,008	40,202	943,210	206,751	29,683	236,434
EBITDA	1,368,443	159,725	1,528,168	443,847	97,824	541,671
Exceptional items (reported in Operating profit)	538,156	-	538,156	97,258	-	97,258
Share-based compensation charge	64,284	7,891	72,175	31,463	3,043	34,506
Product development intangible costs capitalised	(44,350)	-	(44,350)	(27,664)	-	(27,664)
Foreign exchange (gain)/loss	(37,292)	2,787	(34,505)	(2,901)	(1,989)	(4,890)
Adjusted EBITDA	1,889,241	170,403	2,059,644	542,003	98,878	640,881

Revenue	4,754,398	538,160	5,292,558	1,077,273	303,429	1,380,702
Adjusted EBITDA Margin	39.7%	31.7%	38.9%	50.3%	32.6%	46.4%

	12 months ended 31 October 2018 (unaudited)				12 months ended 31 October 2017 (unaudited)
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Profit for the period	622,027	55,501	677,528	137,864	35,927	173,791
Finance costs	274,879	-	274,879	122,856	-	122,856
Finance income	(5,955)	-	(5,955)	(2,176)	-	(2,176)
Taxation	(700,522)	22,518	(678,004)	29,231	25,850	55,081
Share of results of associates	-	1,371	1,371	-	438	438
Depreciation of property, plant and equipment	73,621	5,269	78,890	19,935	2,436	22,371
Amortisation of intangible assets	720,008	24,596	744,604	285,500	30,455	315,955
EBITDA	984,058	109,255	1,093,313	593,210	95,106	688,316
Exceptional items (reported in Operating profit)	439,676	-	439,676	154,690	-	154,690
Share-based compensation charge	47,503	6,370	53,873	34,245	3,042	37,287
Product development intangible costs capitalised	(27,488)	-	(27,488)	(29,494)	-	(29,494)
Foreign exchange (gain)/loss	(30,158)	352	(29,806)	(2,054)	1,735	(319)
Adjusted EBITDA	1,413,591	115,977	1,529,568	750,597	99,883	850,480

Revenue	3,684,318	373,720	4,058,038	1,610,042	320,437	1,930,479
Adjusted EBITDA Margin	38.4%	31.0%%	37.7%	46.6%	31.2%	44.1%

ALTERNATIVE PERFORMANCE MEASURES continued

5.      Adjusted Profit before tax
Adjusted Profit before tax is defined as profit before tax excluding the effects of share-based compensation, the amortisation of purchased intangible assets, and all exceptional items. These items are individually material items that are not considered to be representative of the performance ofthe Group. Adjusted Profit before tax is only presented on a consolidated basis because management believes it is important to the understanding of the Group's effective tax rate. When presented on a consolidated basis, Adjusted Profit before tax is an Alternative Performance Measure.

The following table is a reconciliation from profit before tax for the period to Adjusted Profit before tax:

	18 months ended 31 October 2018 (unaudited)				12 months ended 30 April 2017 (audited)
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Profit before tax	34,112	111,146	145,258	131,547	64,797	196,344

Share-based compensation charge	64,284	7,891	72,175	31,463	3,043	34,506
Amortisation of purchased intangibles	830,319	39,437	869,756	183,283	29,578	212,861
Exceptional items	543,929	-	543,929	97,258	-	97,258
Adjusting items	1,438,532	47,328	1,485,860	312,004	32,621	344,625

Adjusted Profit before tax	1,472,644	158,474	1,631,118	443,551	97,418	540,969

	12 months ended 31 October 2018 (unaudited)
	Continuing operations	Discontinued operation	Total
	$'000	$'000	$'000
(Loss)/Profit before tax	(78,495)	78,019	(476)

Share-based compensation charge	47,503	6,370	53,873
Amortisation of purchased intangibles	661,630	24,648	686,278
Exceptional items	439,676	-	439,676
Adjusting items	1,148,809	31,018	1,179,827

Adjusted Profit before tax	1,070,314	109,037	1,179,351

6.      Adjusted Effective Tax Rate
The tax charge on Adjusted Profit before tax for the 18 months ended 31 October 2018 was $346.9m (12 months ended 30 April 2017: $83.5m). This represents an Adjusted Effective Tax Rate ("Adjusted ETR"), calculated as the tax charge on Adjusted Profit divided by the Adjusted Profit of 23.6% (12 months ended 30 April 2017: 18.8%).

Effective tax rate (continuing operations)	18 months ended 31 October 2018 (unaudited)					12 months ended 30 April 2017 (audited)
	Actual	Adjusting items	Exceptional tax items	Adjusted measures	Actual	Adjusting items	Adjusted Measures
	$m	$m	$m	$m	$m	$m	$m
Profit before tax	34.1	1,438.5	-	1,472.6	131.6	312.0	443.6
Taxation	673.1	(327.7)	(692.3)	(346.9)	(7.5)	(76.0)	(83.5)
Profit after tax	707.2	1,110.8	(692.3)	1,125.7	124.1	236.0	360.1
Effective tax rate	(1,973.9)%			23.6%	5.7%		18.8%

In computing Adjusted Profit before tax for the 18 months ended 31 October 2018, $1,438.5m of adjusting items have been added back and the associated tax is $327.7m (see Adjusted Profit before tax section above). Exceptional tax items of $692.3m (2017: $nil) shown above relate to the impact of US tax reforms, comprised of a credit of $930.6m in respect of the re-measurement of deferred tax liabilities due to the reduction of the US federal tax rate from 35% to 21% and a transition tax charge of $238.3m payable over eight years.

ALTERNATIVE PERFORMANCE MEASURES continued

7.      Adjusted Earnings per Share and Diluted Adjusted Earnings per Share
The Adjusted Earnings per Share ("EPS") is defined as Basic EPS where the earnings attributable to ordinary shareholders are adjusted by adding back all exceptional items, share-based compensation charge and the amortisation of purchased intangibles because they are individually or collectively material items that are not considered to be representative of the trading performance of the Group. These are presented as management believe they are important to understanding the change in the Group's EPS and is consistent with adjustments as made by our peers.
	18 months ended 31 October 2018	12 months ended 30 April2017	12 months ended 31 October 2018
	(unaudited)	(audited)	(unaudited)
CENTS

EPS from continuing operations attributable to the ordinary equity shareholders of the Company
Basic EPS - cents	181.91	54.17	143.01
Diluted EPS - cents	176.92	52.31	138.94
Basic Adjusted EPS - cents	289.57	157.11	192.99
Diluted Adjusted EPS - cents	281.63	151.70	187.51

EPS from discontinued operation
Basic EPS - cents	19.79	14.71	12.76
Diluted EPS - cents	19.25	14.20	12.39
Basic Adjusted EPS - cents	29.36	24.80	18.67
Diluted Adjusted EPS - cents	28.56	23.95	18.14

Total EPS attributable to the ordinary equity shareholders of the Company
Basic EPS - cents	201.70	68.88	155.77
Diluted EPS - cents	196.17	66.51	151.33
Basic Adjusted EPS - cents	318.93	181.91	211.66
Diluted Adjusted EPS - cents	310.19	175.65	205.65

PENCE

EPS from continuing operations attributable to the ordinary equity shareholders of the Company
Basic EPS - pence	136.73	41.88	106.40
Diluted EPS - pence	132.98	40.44	103.37
Basic Adjusted EPS - pence	217.66	121.45	143.59
Diluted Adjusted EPS - pence	211.69	117.28	139.50

EPS from discontinued operation
Basic EPS - pence	14.88	11.37	9.49
Diluted EPS - pence	14.47	10.98	9.22
Basic Adjusted EPS - pence	22.07	19.18	13.89
Diluted Adjusted EPS - pence	21.46	18.52	13.50

Total EPS attributable to the ordinary equity shareholders of the Company
Basic EPS - pence	151.61	53,25	115.89
Diluted EPS - pence	147.45	51.42	112.59
Basic Adjusted EPS - pence	239.73	140.63	157.48
Diluted Adjusted EPS - pence	233.15	135.80	153.00

ALTERNATIVE PERFORMANCE MEASURES continued

7.      Adjusted Earnings per Share and Diluted Adjusted Earnings per Share continued

	18 months ended 31 October 2018	12 months ended 30 April 2017	12 months ended 31 October 2018
	(unaudited)	(audited)	(unaudited)
	$'000	$'000	$'000
Profit for the period	784,133	157,803	677,528
Non-controlling interests	(85)	103	219
Earnings attributable to ordinary shareholders	784,048	157,906	677,747

From continuing operations	707,108	124,186	622,246
From discontinued operation	76,940	33,720	55,501
Earnings attributable to ordinary shareholders	784,048	157,906	677,747

Adjusting items:
Exceptional items	543,929	97,258	439,676
Share-based compensation charge	72,175	34,506	53,873
Amortisation of purchased intangibles	869,756	212,861	686,278
	1,485,860	344,625	1,179,827
Tax relating to above adjusting items and exceptional tax credit in the period	(1,030,167)	(85,527)	(936,614)
Adjusted earnings attributable to ordinary shareholders	1,239,741	417,004	920,960

From continuing operations	1,125,612	360,143	839,707
From discontinued operation	114,129	56,861	81,253
Adjusted earnings attributable to ordinary shareholders	1,239,741	417,004	920,960

Weighted average number of shares:	Number	Number	Number
Basic	388,717	229,238	435,105
Effect of dilutive securities - Options	10,963	8,165	12,739
Diluted	399,680	237,403	447,844

	18 months ended 31 October 2018 (unaudited)			12 months ended 30 April 2017 (audited)
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Adjusting items:
Exceptional items	543,929	-	543,929	97,258	-	97,258
Share-based compensation charge	64,284	7,891	72,175	31,463	3,043	34,506
Amortisation of purchased intangibles	830,319	39,437	869,756	183,283	29,578	212,861
	1,438,532	47,328	1,485,860	312,004	32,621	344,625
Tax relating to above adjusting items and exceptional tax credit in the period	(1,020,028)	(10,139)	(1,030,167)	(76,048)	(9,479)	(85,527)
	418,504	37,189	455,693	235,956	23,142	259,098

	12 months ended 31 October 2018 (unaudited)
	Continuing operation	Discontinued operation	Total
	$'000	$'000	$'000
Adjusting items:
Exceptional items	439,676	-	439,676
Share-based compensation charge	47,503	6,370	53,873
Amortisation of purchased intangibles	661,630	24,648	686,278
	1,148,809	31,018	1,179,827
Tax relating to above adjusting items and exceptional tax credit in the period	(931,348)	(5,266)	(936,614)
	217,461	25,752	243,213

ALTERNATIVE PERFORMANCE MEASURES continued

8.      Free Cash Flow
Free cash flow is defined as cash generated from operations less interest payments and loan costs, tax, purchase of intangible assets and purchase of property, plant and equipment. This is presented as management believe it is important to understanding the Group's cash flow.
	18 months ended 31 October 2018 (unaudited)	12 months ended 30 April2017 (audited)	12 months ended 31 October2018 (unaudited)
	$'000	$'000	$'000
Cash generated from operating activities	1,424,311	564,792	1,151,419
Less:
Interest payments	(301,791)	(81,115)	(219,450)
Bank loan costs	(101,159)	(6,654)	(10,840)
Tax payments	(99,490)	(24,644)	(79,018)
Purchase of intangible assets	(92,115)	(31,438)	(56,465)
Purchase of property, plant and equipment	(40,091)	(11,727)	(30,246)
Free cash flow	789,665	409,214	755,400

9.      Net Debt
Net debt is defined as cash and cash equivalents less borrowings and finance lease obligations.
	31 October 2018 (unaudited)	30 April 2017 (audited)
	$'000	$'000
Borrowings	(4,845,880)	(1,561,536)
Cash and cash equivalents	620,896	150,983
Finance lease obligations	(28,483)	-
Net debt	(4,253,467)	(1,410,553)

10.    Constant Currency
The Group's reporting currency is the U.S. dollar however, the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the underlying change in results from one year to the next, the Group has adopted the practice of discussing results on an as reported basis and in constant currency.

The Group uses US dollar-based constant currency models to measure performance. These are calculated by restating the results of the Group for the comparable period at the same average exchange rates as those used in reported results for the current period. This gives a US-dollar denominated income statement, which excludes any variances attributable to foreign exchange rate movements.

The most important foreign currencies for the Group are: Pounds Sterling, the Euro, Israeli Shekel and Canadian Dollar. The exchange rates used are as follows:
	18 months ended 31 October 2018		12 monthsended 30 April 2017		12 months ended 31 October 2018		12 months ended 31 October 2017
	Average	Closing	Average	Closing	Average	Closing	Average	Closing
£1 = $	1.33	1.27	1.29	1.29	1.34	1.27	1.27	1.33
€1 = $	1.18	1.14	1.09	1.09	1.18	1.14	1.11	1.16
C$ = $	0.78	0.76	0.76	0.73	0.78	0.76	0.76	0.78
ILS = $	0.28	0.27	0.26	0.28	0.28	0.27	0.27	0.28

ALTERNATIVE PERFORMANCE MEASURES continued

11.    Pro-forma Revenue and Pro-forma Adjusted EBITDA

Pro-forma Revenue is defined as the revenue for the existing Micro Focus Group and the HPE Software business acquisition for the 12 months to 31 October 2017, assuming the HPE Software business was part of the Group for the whole period.

Pro-forma Adjusted EBITDA is defined as Adjusted EBITDA (as defined above) for the 12 months to 31 October 2017. The HPE Software business pro-forma revenue and Adjusted EBITDA are under US GAAP and the HPE Software business legacy accounting policies, adjusted for divestitures, as derived from the HPE Software business management accounts. The Group has provided pro-forma revenue and pro-forma Adjusted EBITDA as it provides guidance on the size of the Enlarged Group going forwards.

Pro-forma Revenue for the 12 months ended 31 October 2017

Pro-forma Revenue (unaudited)
$'m
Existing Micro Focus:
Reported revenue for the 12 months ended 30 April 2017	1,380.7
Reported revenue for the 6 months ended 31 October 2016	(684.7)
Revenue for the 6 months ended 30 April 2017	696.0
Reported revenue for the 6 months ended 31 October 2017	664.7
Pro-forma revenue 12 months ended 31 October 2017	1,360.7

HPE Software business - 12 months to 31 October 2017	2,866.0

Pro-forma Revenue for the 12 months to 31 October 2017	4,226.7
Impact of foreign exchange	60.1
Pro-forma constant currency Revenue for the 12 months to 31 October 2017	4,286.8

Pro-forma Adjusted EBITDA for the 12 months ended 31 October 2017
Pro-forma Adjusted EBITDA (unaudited)
$'m
Existing Micro Focus:
Adjusted EBITDA for the 12 months ended 30 April 2017	640.9
Adjusted EBITDA for the 6 months ended 31 October 2016	(320.3)
Adjusted EBITDA for the 6 months ended 30 April 2017	320.6
Adjusted EBITDA for the 6 months ended 31 October 2017	303.2
Pro-forma Adjusted EBITDA 12 months ended 31 October 2017	623.8

HPE Software business - 12 months to 31 October 2017	777.3

Pro-forma Adjusted EBITDA for the 12 months to 31 October 2017	1,401.1

Adjusted EBITDA Margin	33.1%

Micro Focus International plc

Consolidated Statement of Comprehensive Income (unaudited)

For the 18 months ended 31 October 2018
		18 months ended 31 October 2018 (unaudited)			Restated 1 12 months ended 30 April 2017 (audited)
Continuing operations		Before exceptional items	Exceptional items(note 7)	Total	Before exceptional items	Exceptional items(note 7)	Total
	Note	$'000	$'000	$'000	$'000	$'000	$'000
Revenue	6	4,754,398	-	4,754,398	1,077,273	-	1,077,273
Cost of sales		(1,193,898)	(65,408)	(1,259,306)	(213,463)	(2,949)	(216,412)
Gross profit		3,560,500	(65,408)	3,495,092	863,810	(2,949)	860,861
Selling and distribution costs		(1,630,785)	(39,215)	(1,670,000)	(357,654)	(5,479)	(363,133)
Research and development expenses		(642,061)	(17,352)	(659,413)	(116,032)	(6,792)	(122,824)
Administrative expenses		(372,674)	(416,181)	(788,855)	(65,474)	(82,038)	(147,512)
Operating profit		914,980	(538,156)	376,824	324,650	(97,258)	227,392

Finance costs	11	(344,040)	(6,326)	(350,366)	(96,824)	-	(96,824)
Finance income	11	7,101	553	7,654	979	-	979
Net finance costs	11	(336,939)	(5,773)	(342,712)	(95,845)	-	(95,845)

Profit/(Loss) before tax		578,041	(543,929)	34,112	228,805	(97,258)	131,547
Taxation	12	(125,115)	798,196	673,081	(19,097)	11,633	(7,464)
Profit from continuing operations		452,926	254,267	707,193	209,708	(85,625)	124,083
Profit from discontinued operation (attributable to equity shareholders of the company)	26	76,940	-	76,940	33,720	-	33,720
Profit/(Loss) for the period		529,866	254,267	784,133	243,428	(85,625)	157,803

Attributable to:
Equity shareholders of the company		531,781	254,267	784,048	243,531	(85,625)	157,906
Non-controlling interests		85	-	85	(103)	-	(103)
Profit/(Loss) for the period		529,866	254,267	784,133	243,428	(85,625)	157,803

1 The comparatives for the 12 months to 30 April 2017 have been restated to reflect the divestiture of the SUSE business segment (note 26).
The accompanying notes form part of these financial statements.

Micro Focus International plc
Consolidated Statement of Comprehensive Income (unaudited) - continued
For the 18 months ended 31 October 2018
		18 months ended 31 October 2018 (unaudited)			Restated 112 months ended 30 April 2017 (audited)
		Before exceptional items	Exceptional items(note 7)	Total	Before exceptional items	Exceptional items(note 7)	Total
	Note	$'000	$'000	$'000	$'000	$'000	$'000
Profit for the period		529,866	254,267	784,133	243,428	(85,625)	157,803
Other comprehensive income/(expense):
Items that will not be reclassified to profit or loss
Continuing operations:
Actuarial loss on pension schemes liabilities	21	(8,949)	-	(8,949)	(217)	-	(217)
Actuarial (loss)/gain on non-plan pension assets		(5,258)	-	(5,258)	318	-	318
Deferred tax movement		3,754	-	3,754	(62)	-	(62)
Discontinued operation:
Actuarial (loss)/gain on pension schemes liabilities	21	(1,465)	-	(1,465)	619	-	619
Actuarial loss on non-plan pension assets		(529)	-	(529)	(188)	-	(188)
Deferred tax movement		527	-	527	(263)	-	(263)
Items that may be subsequently reclassified to profit or loss
Cash flow hedge movements		69,968	-	69,968	-	-	-
Currency translation differences - continuing operations		(29,456)	-	(29,456)	(4,942)	-	(4,942)
Currency translation differences - discontinued operation		713	-	713	(1,011)	-	(1,011)
Other comprehensive income/(expense) for the period		29,305	-	29,305	(5,746)	-	(5,746)
Total comprehensive income/(expense) for the period		559,171	254,267	813,438	237,682	(85,625)	152,057
Attributable to:
Equity shareholders of the company		559,086	254,267	813,353	237,785	(85,625)	152,160
Non-controlling interests		85	-	85	(103)	-	(103)
Total comprehensive income for the period		559,171	254,267	813,438	237,682	(85,625)	152,057

Total comprehensive income attributable to the equity shareholders of the company arises from:
Continuing operations		482,985	254,267	737,252	173,465	(85,625)	87,840
Discontinued operations		76,186	-	76,186	64,217	-	64,217
		559,171	254,267	813,438	237,682	(85,625)	152,057
Earnings per share (cents)
From continuing and discontinued operations				cents			cents
- basic	10			201.70			68.88
- diluted	10			196.17			66.51
From continuing operations
- basic	10			181.91			54.17
- diluted	10			176.92			52.31
Earnings per share (pence)
From continuing and discontinued operations				Pence			pence
- basic	10			151.61			53.25
- diluted	10			147.45			51.42
From continuing operations
- basic	10			136.73			41.88
- diluted	10			132.98			40.44

1 The comparatives for the 12 months to 30 April 2017 have been restated to reflect the divestiture of the SUSE business segment (note 26).
The accompanying notes form part of these financial statements.

Micro Focus International plc
Consolidated Statement of Financial Position (unaudited)

	Note	31 October 2018 (unaudited)$'000	30 April 20171 (audited)$'000
Non-current assets
Goodwill	13	6,805,043	2,828,604
Other intangible assets	14	6,629,325	1,089,370
Property, plant and equipment	15	144,250	40,956
Investments in associates		-	11,457
Derivative asset	19	86,381	-
Long-term pension assets		16,678	22,031
Other non-current assets		38,790	3,093
		13,720,467	3,995,511
Current assets
Inventories		204	64
Trade and other receivables	16	1,272,033	289,509
Current tax receivables		24,504	1,637
Cash and cash equivalents		620,896	150,983
		1,917,637	442,193
Assets classified as held for sale	26	1,142,451	-
Total current assets		3,060,088	442,193
Total assets		16,780,555	4,437,704

Current liabilities
Trade and other payables	17	676,917	170,042
Borrowings	18	3,702	71,184
Finance leases		13,560	-
Provisions	20	57,411	20,142
Current tax liabilities		124,071	42,679
Deferred income		1,134,730	640,650
		2,010,391	944,697
Current liabilities classified as held for sale	26	437,699	-
		2,448,090	944,697
Non-current liabilities
Deferred income		178,064	223,786
Borrowings	18	4,842,178	1,490,352
Finance leases		14,923	-
Retirement benefit obligations	21	110,351	30,773
Long-term provisions	20	35,421	11,937
Other non-current liabilities		58,011	4,191
Current tax liabilities		131,048	-
Deferred tax liabilities		1,170,489	118,478
		6,540,485	1,879,517
Total liabilities		8,988,575	2,824,214
Net assets		7,791,980	1,613,490
Capital and reserves
Share capital	22	65,798	39,700
Share premium account		40,961	192,145
Merger reserve	23	3,724,384	338,104
Capital redemption reserve	23	666,289	163,363
Hedging reserve	23	69,968	-
Retained earnings		3,275,243	902,183
Foreign currency translation deficit		(51,702)	(22,959)
Total equity attributable to owners of the parent		7,790,941	1,612,536
Non-controlling interests		1,039	954
Total equity		7,791,980	1,613,490

1 The comparatives for 30 April 2017 have been revised as described in the Basis of Preparation of the Significant Accounting policies section
The accompanying notes form part of these financial statements.

Micro Focus International plc
Consolidated Statement of Changes in Equity (unaudited)

		Share capital	Share premium account	Retained earnings/(deficit)	Foreign currency translation reserve/ (deficit)	Capital redemption reserves	Hedging reserve	Merger reserve	Equity attributable to the parent	Non-controlling interests	Total equity
	Note	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Balance as at 1 May 2016		39,573	190,293	228,344	(17,006)	163,363	-	988,104	1,592,671	1,057	1,593,728
Profit for the financial year		-	-	157,906	-	-	-	-	157,906	(103)	157,803
Other comprehensive expense for the year		-	-	207	(5,953)	-	-	-	(5,746)	-	(5,746)
Total comprehensive income for the year		-	-	158,113	(5,953)	-	-	-	152,160	(103)	152,057
Transactions with owners:
Dividends	9	-	-	(177,535)	-	-	-	-	(177,535)	-	(177,535)
Treasury shares purchased		-	-	(7,678)	-	-	-	-	(7,678)	-	(7,678)
Share Options:
Issue of share capital - share options	22	127	1,852	(90)	-	-	-	-	1,889	-	1,889
Movement in relation to share options		-	-	23,952	-	-	-	-	23,952	-	23,952
Current tax on share options		-	-	4,081	-	-	-	-	4,081	-	4,081
Deferred tax on share options		-	-	22,996	-	-	-	-	22,996	-	22,996
Reallocation of merger reserve	23	-	-	650,000	-	-	-	(650,000)	-	-	-
Total movements for the year		127	1,852	673,839	(5,953)	-	-	(650,000)	19,865	(103)	19,762

Balance as at 30 April 2017		39,700	192,145	902,183	(22,959)	163,363	-	338,104	1,612,536	954	1,613,490

Balance at 1 May 2017		39,700	192,145	902,183	(22,959)	163,363	-	338,104	1,612,536	954	1,613,490
Profit for the financial period		-	-	784,048	-	-	-	-	784,048	85	784,133
Other comprehensive income for the period		-	-	(11,920)	(28,743)	-	69,968	-	29,305	-	29,305
Total comprehensive income/(expense) for the period		-	-	772,128	(28,743)	-	69,968	-	813,353	85	813,438
Transactions with owners:
Dividends	9	-	-	(542,161)	-	-	-	-	(542,161)	-	(542,161)
Share options:
Issue of share capital - share options	22	251	5,499	(61)	-	-	-	-	5,689	-	5,689
Movement in relation to share options		-	-	78,643	-	-	-	-	78,643	-	78,643
Current tax on share options		-	-	4,145	-	-	-	-	4,145	-	4,145
Deferred tax on share options		-	-	(23,724)	-	-	-	-	(23,724)	-	(23,724)
Acquisitions:
Shares issued to acquire HPE Software	22	28,773	-	-	-	-	-	6,485,397	6,514,170	-	6,514,170
Share reorganisation and buy-back:
Return of Value - share consolidation	22/23	(2,926)	-	-	-	2,926	-	-	-	-	-
Issue and redemption of B shares	22/23	-	(156,683)	(500,000)	-	500,000	-	(343,317)	(500,000)	-	(500,000)
Share buy-back	22	-	-	(171,710)	-	-	-	-	(171,710)	-	(171,710)
Reallocation of merger reserve	23	-	-	2,755,800	-	-	-	(2,755,800)	-	-	-
Balance as at 31 October 2018		65,798	40,961	3,275,243	(51,702)	666,289	69,968	3,724,384	7,790,941	1,039	7,791,980

The accompanying notes form part of these financial statements.

Micro Focus International plc
Consolidated Statement of Cash Flows (unaudited)

	Note	18 months ended 31 October 2018 (unaudited) $'000	12 months ended 30 April 2017 (audited) $'000
Cash flows from operating activities
Cash generated from operations	28	1,424,311	564,792
Interest paid		(301,791)	(81,115)
Bank loan costs		(101,159)	(6,654)
Tax paid		(99,490)	(24,644)
Net cash generated from operating activities		921,871	452,379
Cash flows from investing activities
Payments for intangible assets	14	(92,115)	(31,438)
Purchase of property, plant and equipment 1	15	(40,091)	(11,727)
Finance leases		(735)	-
Interest received		9,224	979
Payment for acquisition of subsidiaries	27	(19,260)	(299,061)
Repayment of bank borrowings on acquisitions		-	(316,650)
Net cash acquired with acquisitions	27	321,668	68,173
Net cash generated/(used in) investing activities		178,691	(589,724)
Cash flows from financing activities
Investment in non-controlling interest		(3)	(2)
Proceeds from issue of ordinary share capital	22	5,750	1,979
Purchase of treasury shares	22	(171,710)	(7,678)
Return of Value paid to shareholders	22	(500,000)	-
Repayment of working capital in respect of HPE Software acquisition	27	(225,800)	-
Repayment of bank borrowings	18	(252,936)	(372,062)
Proceeds from bank borrowings	18	1,043,815	180,000
Dividends paid to owners	9	(542,161)	(177,535)
Net cash generated used in financing activities		(643,045)	(375,298)
Effects of exchange rate changes		15,302	(3,552)
Net increase/(decrease) in cash and cash equivalents		472,819	(516,195)
Cash and cash equivalents at beginning of period		150,983	667,178
		623,802	150,983
Reclassification to current assets classified as held for sale		(2,906)	-
Cash and cash equivalents at end of period		620,896	150,983

The accompanying notes form part of these financial statements.

1 The principal non-cash transactions in the 18 months ended 31 October 2018 were the issuance of shares as purchase consideration for the HPE Software acquisition (note 27) and property, plant and equipment finance lease additions of $12.1m (note 15).

Micro Focus International plc
Notes to the consolidated financial statements (unaudited)
Summary of significant accounting policies

1.   General information
Micro Focus International plc ("Company") is a public limited company incorporated and domiciled in the UK. The address of its registered office is: The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN, UK. Micro Focus International plc and its subsidiaries (together "Group") provide innovative software to clients around the world enabling them to dramatically improve the business value of their enterprise applications. As at 31 October 2018, the Group had a presence in 49 countries (30 April 2017: 40) worldwide and employed approximately 14,800 people (30 April 2017: 4,800).

On 1 September 2017, Micro Focus International plc successfully completed the merger of its wholly owned subsidiary with Seattle SpinCo, Inc., which holds the software business ("HPE Software") of Hewlett Packard Enterprise Company ("HPE").

The Company is listed on the London Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

Micro Focus has changed its financial year-end from 30 April to 31 October and reports 18 month financial statements running from 1 May 2017 to 31 October 2018.

The Group consolidated financial statements were authorised for issuance by the board of directors on 13 February 2019.

The financial information set out above does not constitute the company's statutory accounts for the periods ended 31 October 2018 or 30 April 2017. The financial information for 30 April 2017 is derived from the statutory accounts for 30 April 2017 which have been delivered to the registrar of companies. The auditor has reported on the 30 April 2017 accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006. The statutory accounts for 31 October 2018 will be finalised on the basis of the financial information presented by the directors in this preliminary announcement and will be delivered to the registrar of companies in due course.

2.   Significant Accounting policies

A Basis of preparation
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and in conformity with IFRS as adopted by the European Union (collectively "IFRS"). The consolidated financial statements have been prepared on a going concern basis under the historical cost convention. These financial statements have been prepared for an 18 month period as compared with a prior 12 month reporting period and therefore are not entirely comparable.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below in II, 'Critical accounting estimates, assumptions and judgements'.

The principal accounting policies adopted by the Group in the preparation of the consolidated financial statements are set out below. Other than, as described below, the accounting policies adopted are consistent with those of the Annual Report and Accounts for the year ended 30 April 2017, apart from standards, amendments to or interpretations of published standards adopted during the period and the restatement of balances in the Consolidated statement of comprehensive income and related notes related to assets held for sale and discontinued operations as described below.

Going concern
The directors, having made enquiries, consider that the Group has adequate resources to continue in operational existence for the foreseeable future and therefore it is appropriate to maintain the going concern basis in preparing these financial statements.

Notes to the consolidated financial statements (unaudited) continued

Assets held for sale and discontinued operations
A current asset (or disposal group) is classified as held for sale if the Group will recover the carrying amount principally through a sale transaction rather than through continuing use. A current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. If the asset (or disposal group) is acquired as part of a business combination it is initially measured at fair value less costs to sell. Assets and liabilities of disposal groups classified as held for sale are shown separately on the face of the balance sheet.

The results of discontinued operations are shown as a single amount on the face of the income statement comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognised either on measurement to fair value less costs to sell or on the disposal of the discontinued operation. The Consolidated income statement and the Consolidated statement of other comprehensive income have been restated to present discontinued operations separately. The related notes for the prior year have also been restated where applicable. The Consolidated statement of cash flows has been presented including the discontinued operation.

Consolidated Statement of Financial Position - Prior period revision
In the prior period, deferred tax assets ($208.3m) and deferred tax liabilities ($326.7m) were incorrectly presented on a gross basis in the consolidated statement of financial position as of 30 April 2017 because jurisdictional offsetting, a requirement under IFRS, was not applied to these balances. Management has therefore elected to correct the misstatement and record immaterial adjustments to revise the consolidated statement of financial position as of 30 April 2017 and related notes to apply jurisdictional offsetting in respect of deferred tax assets and liabilities and present these on a net basis where they are expected to be realised as such.

The impact of the revision is to reduce deferred tax assets, deferred tax liabilities, non-current assets and non-current liabilities by $208.3m as compared with the previously reported amounts. The revision has no impact on profit or cash flows for the years ended 30 April 2017 and 2016 or net assets as at 30 April 2017.

B Consolidation
The financial statements of the Group comprise the financial statements of the Company and entities controlled by the Company, its subsidiaries and the Group's share of its interests in associates prepared at the consolidated statement of financial position date.

Subsidiaries
Subsidiaries are entities controlled by the Group. The Group has control over an entity where the Group is exposed to, or has rights to, variable returns from its involvement within the entity and it has the power over the entity to effect those returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing control. Control is presumed to exist when the Group owns morethan half of the voting rights (which does not always equal percentage ownership) unless it can be demonstrated that ownership does not constitute control. The results of subsidiaries are consolidated from the date on which control passes to the Group. The results of disposed subsidiaries are consolidated up to the date on which control passes from the Group.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, with costs directly attributable to the acquisition being expensed. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

Where new information is obtained within the "measurement period" (defined as the earlier of the period until which the Group receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable, or one year from the acquisition date) about facts and circumstances that existed as at the acquisition date and, if known, would have affected the measurement of the amounts recognised as of that date, the Group recognises these adjustments to the acquisition balance sheet with an equivalent offsetting adjustment to goodwill. Where new information is obtained after this measurement period has closed, this is reflected in the post-acquisition period.

For partly owned subsidiaries, the allocation of net assets and net earnings to outside shareholders is shown in the line "Attributable to non-controlling interests" on the face of the consolidated statement of comprehensive income and the consolidated statement of financial position.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

At 31 October 2018, the Group had an 81.05% (30 April 2017: 74.7%) interest in Novell Japan Ltd which gives rise to the minority interest reported in these financial statements.

Notes to the consolidated financial statements (unaudited) continued

Associates
An associate is an entity, that is neither a subsidiary or a joint venture, over whose operating and financial policies the Group exercises significant influence. Significant influence is presumed to exist where the Group has between 20% and 50% of the voting rights, but can also arise where the Group holds less than 20% if it has the power to be actively involved and influential in policy decisions affecting the entity.

Associates are accounted for under the equity method, where the consolidated statement of comprehensive income and the consolidated statement of financial position includes the Group's share of their profits and losses and net assets, less any impairment in value.  This involves recording the investment initially at cost to the Group, which therefore includes any goodwill on acquisition and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Group's share of the associates' post-acquisition profits and losses, which is recognised in the consolidated statement of comprehensive income, and its share of post-acquisition comprehensive income, which is recognised in the consolidated statement of comprehensive income. Unrealised gains arising from transactions between the Group and its associates are eliminated to the extent of the Group's interests in the associates.

At 31 October 2018 the Group had a 12.5% interest ($9.6m) (2017: 12.5%, $11.5m) investment in Open Invention Network LLC ("OIN"). There are eight (30 April 2017: eight) equal shareholders of OIN, all holding 12.5% (30 April 2017: 12.5%) interest, and each shareholder has one board member and one alternative board member. The Group exercises significant influence over OIN's operation and therefore accounts for its investment in OIN as an associate. The investment in associates is part of discontinued operations, which will be disposed of with the sale of the SUSE business segment and as such has been transferred to assets held for sale (note 26).

C Revenue recognition
The Group recognises revenues from sales of software Licences (including Intellectual Property and Patent rights, to end-users, resellers and Independent Software Vendors ("ISV"), software maintenance, subscription, Software as a Service ("SaaS"), technical support, training and professional services, upon firm evidence of an arrangement, delivery of the software and determination that collection of a fixed or determinable fee is reasonably assured. ISV revenue includes fees based on end usage of ISV applications that have our software embedded in their applications. When the fees for software upgrades and enhancements, maintenance, consulting and training are bundled with the Licence fee, they are unbundled using the Group's objective evidence of the fair value of the elements represented by the Group's customary pricing for each element in separate transactions. If evidence of fair value exists for all undelivered elements and there is no such evidence of fair valueestablished for delivered elements, revenue is first allocated to the elements where fair value has been established and the residual amount is allocated to the delivered elements. If evidence of fair value for any undelivered element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that there is evidence of delivery.

If the arrangement includes acceptance criteria, revenue is not recognised until the Group can objectively demonstrate that the acceptance criteria have been met, or the acceptance period lapses, whichever is earlier.

The Group recognises Licence revenue derived from sales to resellers upon delivery to resellers, provided that all other revenue recognition criteria are met; otherwise revenue is deferred and recognised upon delivery of the product to the end-user. Where the Group sells access to a Licence for a specified period of time and collection of a fixed or determinable fee is reasonably assured, Licence revenue is recognised upon delivery, except in instances where future substantive upgrades or similar performance obligations are committed to. Where these future performance obligations are specified in the Licence agreement, and fair value can be attributed to those upgrades, revenuefor the future performance obligations is deferred and recognised on the basis of the fair value of the upgrades in relation to the total estimated sales value of all items covered by the Licence agreement. Where the future performance obligations are unspecified in the Licence agreement, revenue is deferred and recognised rateably over the specified period.

For Subscription revenue where access and performance obligations are provided evenly over a defined term, the revenue is deferred and recognised rateably over the specified period.

The Group recognises revenue for SaaS arrangements as the service is delivered, generally on a straight-line basis, over the contractual period of performance. In SaaS arrangements, the Group considers the rights provided to the customer (e.g. whether the customer has the contractual right to take possession of the software at any time during the contractual period without significant penalty, and the feasibility of the customer to operate or contract with another vendor to operate the software) in determining whether the arrangement includes the sale of a software licence. In SaaS arrangements where software licences are sold, licence revenue is generally recognised according to whether perpetual or term licences are sold, when all other revenue recognition criteria are satisfied.

Maintenance revenue is recognised on a straight-line basis over the term of the contract, which in most cases is one year.

For time and material-based professional services contracts, The Group recognises revenue as services are rendered and recognises costs as they are incurred. The Group recognises revenue from fixed-price professional services contracts as work progresses over the contract period on a proportional performance basis, as determined by the percentage of labour costs incurred to date compared to the total estimated labour costs of a contract. Estimates of total project costs for fixed-price contracts are regularly reassessed during the life of a contract. Amounts collected prior to satisfying the above revenue recognition criteria are included in deferred income.

Notes to the consolidated financial statements (unaudited) continued

Rebates paid to partners as part of a contracted programme are netted against revenue where the rebate paid is based on the achievement of sales targets made by the partner, unless the Company receives an identifiable good or service from the partner that is separable from the sales transaction and for which the Group can reasonably estimate fair value.

D Cost of sales
Cost of sales includes costs related to the amortisation of product development costs, amortisation of acquired technology intangibles, costs of the consulting business and helpline support and royalties payable to third parties.

E Segment reporting
In accordance with IFRS 8, 'Operating Segments', the Group has derived the information for its segmental reporting using the information used by the Chief Operating Decision Maker ("CODM"), defined as the Executive Committee. The segmental reporting is consistent with those used in internal management reporting and the measure used by the Executive Committee is Adjusted EBITDA as set out in note 5.

F Exceptional items
Exceptional items are those significant items, which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group's financial performance. In setting the policy for exceptional items, judgment is required to determine what the Group defines as "exceptional". The Group considers an item to be exceptional in nature if it is material, non-recurring and does not reflect the underlying performance of the business. Exceptional items are allocated to the financial statement lines (for example: cost of sales) in the Consolidated statement of comprehensive income based on the nature and function of the costs, for example restructuring costs related to employees are classified where their original employment costs are recorded.

Management of the Group first evaluates Group strategic projects such as acquisitions, divestitures and integration activities, Company tax restructuring and other one-off events such as restructuring programmes. In determining whether an event or transaction is exceptional, management of the Group considers quantitative and qualitative factors such as its expected size, precedent for similar items and the commercial context for the particular transaction, while ensuring consistent treatment between favourable and unfavourable transactions impacting revenue, income and expense. Examples of transactions which may be considered of an exceptional nature include major restructuring programmes, cost of acquisitions or the cost of integrating acquired businesses.
G Employee benefit costs
a) Pension obligations and long-term pension assets
The Group operates various pension schemes, including both defined contribution and defined benefit pension plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement. This is usually dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. Certain long-term pension assets do not meet the definition of plan assets as they have not been pledged to the plan and are subject to the creditors of the Group. Such assets are recorded separately in the consolidated statement of financialposition as long-term pension assets. The portion of non-plan assets connected with the SUSE segment are recorded within current assets classified as held for sale. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to mature approximating to the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognised immediately in income.

The current service cost of the defined benefit plan, recognised in the consolidated statement of comprehensive income in employee benefit expense, except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes, curtailments and settlements.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the consolidated statement of comprehensive income.

Notes to the consolidated financial statements (unaudited) continued

Long-term pension assets relate to the reimbursement right under insurance policies held in the Group with guaranteed interest rates that do not meet the definition of a qualifying insurance policy as they have not been pledged to the plan and are subject to the creditors of the Group. Such reimbursement rights assets are recorded in the consolidated statement of financial position as long-term pension assets. These contractual arrangements are treated as available-for-sale financial assets since there is not an exact matching of the amount and timing of some or all of the benefits payable under the defined benefit plan. Gains and losses on long-term pension assets are charged or credited to equity in other comprehensive income in the period in which they arise.

b) Share based compensation
The Group operated various equity-settled, share based compensation plans during the period.

The fair value of the employee services received in exchange for the grant of the shares or options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Market vesting conditions are taken into account when determining the fair value of the options at grant date. At each consolidated statement of financial position date, the Group revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the consolidated statement of comprehensive income, and a corresponding adjustment to equity over the remaining vesting period.

The shares are recognised when the options are exercised and the proceeds received allocated between ordinary shares and share premium account. Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management's best estimate for the effects of non-transferability, exercise restrictions and behavioural considerations. The Additional Share Grants have been valued using the Monte-Carlo simulation pricing model.

When the terms of an equity-settled award are modified, the minimum expense recognised is the grant date fair-value of the unmodified award, provided the original terms of the award are met. An additional expense, measured as at the date of modification, is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee.

The social security contributions payable in connection with the grant of the share options is considered an integral part of the grant itself, and the charge is treated as a cash-settled transaction.

c) Employee benefit trust
Transactions, assets and liabilities of the Group sponsored Employee Benefit Trust are included in the consolidated financial statements as it is considered to be an intermediate payment arrangement. In particular, the Trust's purchases of shares in the Company remain deducted from shareholders' funds until they vest unconditionally with employees.

H Foreign currency translation

a) Functional and presentation currency
The presentation currency of the Group is US dollars. Items included in the financial statements of each of the Group's entities are measured in the functional currency of each entity. From 1 November 2017, certain HPE Software entities changed their functional currency, reflecting changes in their underlying business model and transactional conditions.

b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated statement of comprehensive income.

c) Group companies
The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i)       Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

ii)      Income and expenses for each consolidated statement of comprehensive income item are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

iii)     All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to other comprehensive income.

Notes to the consolidated financial statements (unaudited) continued

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate, with the exception for goodwill arising before 1 May 2004, which is treated as an asset of the Company and expressed in the Company's functional currency.

d) Exchange rates
The most important foreign currencies for the Group are Pounds Sterling, the Euro, Israeli Shekel and Canadian Dollar. The exchange rates used are as follows:

	18 months ended 31 October 2018		12 months ended 30 April 2017
	Average	Closing	Average	Closing
£1 = $	1.33	1.27	1.29	1.29
€1 = $	1.18	1.14	1.09	1.09
C$ = $	0.78	0.76	0.76	0.73
ILS = $	0.28	0.27	0.26	0.28

I Intangible assets

a) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group's investment in each area of operation by each primary reporting segment.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is classified as held for sale, the goodwill associated with the held-for-sale operation is measured based on the relative values of the held-for-sale operation and the portion of the cash-generating unit retained.

b) Computer software
Computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of three to five years.

c) Research and development
Research expenditure is recognised as an expense as incurred in the consolidated statement of comprehensive income in research and development expenses. Costs incurred on product development projects relating to the developing of new computer software programmes and significant enhancement of existing computer software programmes are recognised as intangible assets when it is probable that the project will be a success, considering its commercial and technological feasibility, and costs can be measured reliably. Only direct costs are capitalised which are the software development employee costs and third party contractor costs. Product development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Product development costs are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, typically being three years, and are included in costs of sales in the consolidated statement of comprehensive income.

d) Intangible assets - arising on business combinations
Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation. Amortisation is charged to the consolidated statement of comprehensive income on a straight-line basis over the estimated useful life of each intangible asset. Intangible assets are amortised from the date they are available for use. The estimated useful lives will vary for each category of asset acquired and to date are as follows:

Purchased software	Three to five years
Technology	Three to 12 years
Trade names	Three to 20 years
Customer relationships	Two to 15 years
Lease contracts	Five and half years

Amortisation of purchased software intangibles is included in administrative expenses, amortisation of purchased technology intangibles is included in cost of sales and amortisation of acquired purchased trade names, customer relationships and lease contracts intangibles are included in selling and distribution costs in the Consolidated statement of comprehensive income.

Notes to the consolidated financial statements (unaudited) continued

J Property, plant and equipment
All property, plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance expenditures are charged to the consolidated statement of comprehensive income during the financial year in which they are incurred. Depreciation is calculated using the straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

Buildings	30 years
Leasehold improvements	Three to 10 years
Fixtures and fittings	Two to seven years
Computer equipment	One to five years

Freehold land is not depreciated. The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each consolidated statement of financial position date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the consolidated statement of comprehensive income.

Property held for sale is measured at the lower of its carrying amount or estimated fair value less costs to sell.

K Impairment of non-financial assets
Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which theasset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows being cash-generating units. Any non-financial assets other than goodwill which have suffered impairment are reviewed for possible reversal of the impairment at each reporting date. Assets that are subject to amortisation and depreciation are also reviewed for any possible impairment at each reporting date.

L Inventories
Inventories are stated at the lower of cost and net realisable value. The cost of finished goods comprises software for resale and packaging materials. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

When work has been performed and the revenue is not yet recognised, the direct costs of third party contractors and staff will be treated as work in progress where the probability of invoicing and evidence of collectability can be demonstrated.
M Trade receivables
Trade receivables are initially recognised at fair value and subsequently measured at amortised cost less provisions for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the consolidated statement of comprehensive income.

N Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the consolidated statement of financial position.

O Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the consolidated statement of comprehensive income over the period of borrowing on an effective interest basis.

P Finance and operating leases
A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease.

Finance leases are capitalised at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in finance costs in the statement of profit or loss.

Notes to the consolidated financial statements (unaudited) continued

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than a finance lease. Operating lease payments are recognised as an operating expense in the statement of profit or loss on a straight-line basis over the lease term.

Q Taxation
Current and deferred tax are recognised in the consolidated statement of comprehensive income, except when the tax relates to items charged or credited directly to equity, in which case the tax is also dealt with directly in equity.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current tax is recognised based on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the consolidated statement of financial position date.

R Ordinary shares, share premium and dividend distribution
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Dividend distributions to the Company's shareholders are recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders. Interim dividends are recognised when they are paid.

S Derivative financial instruments and hedge accounting
Financial assets and liabilities are recognised in the Group's consolidated statement of financial position when the Group becomes a party to the contractual provision of the instrument. Trade receivables are non-interest bearing and are stated at their fair value less the amount of any appropriate provision for irrecoverable amounts. Trade payables are non-interest bearing and are stated at their fair value. Derivative financial instruments are only used for economic hedging purposes and not as speculative investments.

The Group uses derivative financial instruments, such as interest rate swaps, to hedge its interest rate risks. Such derivative financial instruments are initially recognised at fair value on the date on which the contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
Hedge accounting is permitted under certain circumstances provided the following criteria are met:

At inception of the hedge, the documentation must include the risk management objective and strategy for undertaking the hedge, identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine the level of effectiveness.

The measurement of effectiveness determines the accounting treatment. For effective results, changes in the fair value of the hedging instrument should be recognised in other comprehensive income in the hedging reserve, while any material ineffectiveness should be recognised in the statement of comprehensive income. If either prospective or retrospective testing is not satisfactorily completed, all fair value movements on the hedging instrument should be recorded in the statement of comprehensive income.

Hedge accounting is ceased prospectively if the instrument expires or is sold, terminated or exercised; the hedge criteria are no longer met; the forecast transaction is no longer expected to occur; or the entity revokes the hedge designation.

Notes to the consolidated financial statements (unaudited) continued

T Provisions
Provisions for onerous leases, restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognised as an interest expense.

U Adoption of new and revised International Financial Reporting Standards

The accounting policies adopted in these consolidated financial statements are consistent with those of the annual financial statements for the year ended 30 April 2017, with the exception of the following standards, amendments to or interpretations of published standards adopted during the period:

The following standards, interpretations and amendments to existing standards are not yet effective and have not been adopted early by the Group:

-
IFRS 15 'Revenue from contracts with customers' establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual reporting periods starting from 1 January 2018 onwards. Earlier application is permitted. The standard replaces IAS 18 'Revenue' and IAS 11 'Construction contracts' and related interpretations clarifications. Please refer to below for a more detailed assessment to-date on implementing this standard.

-
IFRS 9 'Financial instruments'. This standard replaces the guidance in IAS 39 and applies to periods beginning on or after 1 January 2018. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit loss model that replaces the current incurred loss impairment model.

-
Amendments to IFRS 2, 'Share based payments' on clarifying how to account for certain types of share based payment transactions are effective on periods beginning on or after 1 January 2018, subject to EU endorsement. These amendments clarify the measurement basis for cash-settled share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee's tax obligation associated with a share based payment and pay that amount to the tax authority.

-
IFRS 16, 'Leases' addresses the definition of a lease, recognition and measurement of leases and establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. The standard replaces IAS 17 'Leases', and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2019 and earlier application is permitted if the entity is adopting IFRS 15 'Revenue from contracts with customers' at the same time, subject to EU endorsement.

-
Annual improvements 2014-2016 include amendments to IFRS 1, 'First-time adoption of IFRS', IFRS 12, 'Disclosure of interests in other entities' and IAS 28, 'Investments in associates and joint ventures' regarding measuring an associate or joint venture at fair value applies for periods beginning on or after 1 January 2018, subject to EU endorsement.

-
IFRIC 22, 'Foreign currency transactions and advance consideration' addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made, effective for annual periods beginning on or after 1 January 2018, subject to EU endorsement.

-
Clarifications to IFRS 15 'Revenue from Contracts with Customers' are effective on periods beginning on or after 1 January 2018, subject to EU endorsement. These amendments comprise clarifications of the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation).

Notes to the consolidated financial statements (unaudited) continued

-
IFRIC 23, 'Uncertainty over Income Tax Treatments' clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. In such a circumstance, an entity shall recognise and measure its current or deferred tax asset or liability applying the requirements in IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates determined applying this interpretation. This interpretation is effective for annual periods beginning on or after 1 January 2019, subject to EU endorsement.

-
Annual Improvements 2017 includes amendments to IFRS 3, 'Business combinations', IFRS 11 'Joint arrangements' and IAS 12 Income taxes applies for periods beginning on or after 1 January 2019, subject to EU endorsement.

-
Amendments to IAS 28 Investments in Associates and Joint Ventures - 'Long-term Interests in Associates and Joint Ventures', clarifies that IFRS 9 'Financial instruments' applies, including its impairment requirements to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied', subject to EU endorsement.

-
Amendments to IAS 19 'Employee Benefits' clarify that on a plan amendment, curtailment or settlement of a defined benefit plan, entities must use updated actuarial assumptions to determine its current service cost and net interest for the period; and the effect of the asset ceiling is disregarded when calculating the gain or loss on any settlement of the plan and is dealt with separately in other comprehensive income, effective 1 January 2019, subject to EU endorsement.

-
Amendments to References to the Conceptual Framework in IFRS Standards - Amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32 to update those pronouncements with regard to the revised the Conceptual Framework, effective 1 January 2020, subject to EU endorsement.

For IFRIC 22 and 23, it is too early to determine how significant the effect on reported results and financial position will be. The impact of IFRS 15, IFRS 9 and IFRS 16 are discussed below. The impact of the other standards, amendments and interpretations listed above will not have a material impact on the consolidated financial statements.

Impact of IFRS 15 'Revenue from contracts with customers'
On 28 May 2014, the IASB issued IFRS 15. This standard is mandatory for financial years commencing on or after 1 January 2018, which is effective for Micro Focus on 1 November 2018. Micro Focus will adopt the standard using the modified retrospective approach which means that the cumulative impact of the adoption will be recognised in retained earnings as of 1 November 2018 and that comparatives will not be restated.

IFRS 15 replaces guidance in IAS 18 and IAS 11. This standard establishes a new principle-based model of recognising revenue from customer contracts. It introduces a five-step model that requires revenue to be recognised when control over goods and services are transferred to the customer. Additionally, there is a requirement in the new standard to capitalise certain incremental contract costs. The guidance also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

Set out below are the three primary areas of difference and a table setting out the approximate impacts of each of these differences:

Cost of Obtaining Customer Contracts
The Group has considered the impact of IFRS 15 on the recognition of software sales commission costs, which meet the definition of incremental costs of obtaining a contract under IFRS 15. The Group will apply a practical expedient to expense the sales commission's costs as incurred where the expected amortisation period is one year or less.  An asset will be recognised for the software sales commissions, which will typically be amortised across the contract length, or customer life where the practical expedient cannot be applied. The customer life has been assessed as 6 years in the SUSE business and 5 years in the rest of the Group.

The Group will only be capitalising commissions paid for uncompleted contracts at 1 November 2018 and amortising those balances in FY19 compared to capitalising all relevant commissions in future periods. By taking this practical expedient there will be a benefit to profit before tax and EBITDA in the year ended 31 October 2019 as the capitalisation of commissions will be greater than the amortisation and consequently the overall commission costs will initially be reduced under IFRS 15 compared to existing accounting policies where sales commissions are expensed as incurred.

Notes to the consolidated financial statements (unaudited) continued

Impact of IFRS 15 'Revenue from contracts with customers' continued

Rebillable Expenses
The Group will report expenses that are recharged to customers, such as travel and accommodation, as Service revenue. Under existing accounting policies, these were presented as an offsetting entry within cost of sales.

Consideration Payable to a customer
Certain payments to customers are required to be presented differently where a defined benefit is received or where the payee acts as agent rather than principal. The Group has considered the impact of such payments including rebates. The Group will continue to account for consideration payable to a customer as a reduction of the transaction price and therefore revenue. However, an adjustment will be recorded as the timing of the considerations payable over the contract term will be accounted for as variable consideration at the outset of the contract. Where the payment is for a distinct good or service, then the Group will account for the purchase in the same way as it does for purchases from other suppliers in the normal course of business. Certain marketing costs, which were previously presented as an offsetting entry within revenue, will now be presented as a Selling and Distribution cost.

Presentation
Under the new IFRS 15 based policies, the Group will no longer report items as deferred revenue and accrued revenue. Instead, we will present these as either a contract liability or contract asset. Rights to consideration from customers are only presented as accounts receivable if the rights are unconditional.

Summary of quantitative impacts
Under the IFRS 15 adoption method chosen by the Group, prior period comparatives are not restated to conform to the new policies. Consequently, the period-over-period change of revenue and profit in the year to 31 October 2019 will be impacted by the new policies.

We have set out below the estimated impacts on the Group of the three primary areas described above, including the adjustment to retained earnings expected to be recorded on the transition date of 1 November 2018, which will result in a corresponding $71m asset being recorded on the balance sheet:

	Increase / (decrease) in opening Retained Earnings on 1 November 2018	Estimated increase / (decrease) in Revenuein FY19	Estimated increase / (decrease) in Operating Expensesin FY19	Estimated increase / (decrease) in Profit before tax and EBITDA in FY19
	$m	$m	$m	$m
Cost of obtaining customer contracts	66	-	(20)	20
Rebillable Expenses	-	2	2	-
Consideration payable to a customer	5	23	23	-
	71	25	5	20

IFRS 9 'Financial Instruments'

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting. IFRS 9 also amends certain other standards covering financial instruments such as IAS 1 Presentation of Financial Statements.

IFRS 9 is effective for accounting periods beginning on or after 1 January 2018 and will be adopted by the Group with effect from 1 November 2018.

The Group anticipates that the classification and measurement basis for its financial assets will be largely unchanged by the adoption of IFRS 9.

There will be no impact on the Group's accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities. The derecognition rules have been transferred from IAS 39 Financial Instruments: Recognition and Measurement and have not been changed.

Under the new hedge accounting rules as a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. The Group has confirmed that its current hedge relationships will qualify as continuing hedges upon the adoption of IFRS 9.

Notes to the consolidated financial statements (unaudited) continued

IFRS 9 'Financial Instruments' continued

The main impact of adopting IFRS 9 will arise from the application of the expected credit loss model, which requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under the current standard, IAS 39. The new impairment requirements will apply to the consolidated Group's financial assets classified at amortised cost, particularly to its trade receivables. The Group has elected to apply the practical expedient allowed under IFRS 9 to recognise the full amount of credit losses that would be expected to be incurred over the full recovery period of trade receivables. Based on the assessments undertaken to date, the Group does not expect a material increase in the loss allowance for trade debtors at 1 November 2018.

The Group will apply IFRS 9 retrospectively, with any adjustments arising from the new impairment rules recognised in opening equity. Under this approach, comparatives will not be restated.

IFRS 16 'Leases'

In January 2016, the IASB published IFRS 16 - Leases, which will replace IAS 17 - Leases. IFRS 16 introduces a new definition of a lease, with a single lessee accounting model eliminating the previous distinction between operating leases and finance leases. Under IFRS 16, lessees will be required to account for all leases in a similar manner to the current finance lease accounting recognising lease assets and liabilities on the statement of financial position. Lessor accounting remains similar to current practice. The standard will affect primarily the accounting for the Group's operating leases.

IFRS 16 applies to annual reporting periods beginning on or after 1 January 2019. Micro Focus will not early adopt IFRS 16, and therefore the new standard will be effective from 1 November 2019.

The Group is still in the process of assessing what adjustments are necessary, including which transition option the Group will apply. It is therefore not yet possible to determine the amount of right-of-use assets and lease liabilities that will have to be recognised on adoption of the new standard and how this may affect the Group's profit or loss and classification of cash flows going forward. Certain non-GAAP measures disclosed by the Group are expected to be impacted by IFRS 16.

3.   Critical accounting estimates, assumptions and judgements

In preparing these consolidated financial statements, the Group has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. The Group regularly reviews these estimates and updates them as required. Actual results could differ from these estimates. Unless otherwise indicated, the Group does not believe that there is significant risk of a material change to the carrying value of assets and liabilities within the next financial year related to the accounting estimates and assumptions described below. The Group considers the following to be a description of the most significant estimates, which require the Group to make subjective and complex judgements, and matters that are inherently uncertain.

Critical accounting estimates and assumptions

A Potential impairment of goodwill and other intangible assets
Each period, or whenever there are changes in circumstances indicating that the carrying amounts may not be recoverable, the Group carries out impairment tests of goodwill and other assets which require estimates to be made of the of the value in use of its CGU's. These value in use calculations are dependent on estimates of future cash flows, long-term growth rates and appropriate discount rates to be applied to future cash flows. Further details on these estimates and sensitivity of the carrying value of goodwill to the discount rate in particular are provided in note 13.

B Provision for bad debt
The bad debt provision has historically been estimated based on the ageing of each debtor and on any changes in the circumstances of the individual receivable. The historic level of the provision has been very low given the high number of recurring customers and credit control policies with less than $2m of debtors written off as uncollectable in the two previous periods prior to 30 April 2017. However, as discussed in the Chief Financial Officer's report in the Annual Report, the newly implemented IT environment in this period caused a material disruption within the order to cash process for the acquired HPE Software business, particularly impacting invoices raised between 1 November 2017 and 30 April 2018, which has significantly elevated debtor ageing with DSO days increased to 94 at 31 October 2018.

Notes to the consolidated financial statements (unaudited) continued

The system issue and subsequent cash collection has since been a key focus for the finance team and it has been found that the primary risk of bad debt is not believed to be related to specific customer credit risks or inappropriate billing, but instead to the administrative burden of invoice remediation needed by the Group before invoices can be resent to customers and payment made by the customer. This burden is high due to the volume of invoices impacted that require administrative changes. The related bad debt provision has been increased to $41.9m as a result of these circumstances at period end against total trade receivables of $1,089.6m. The provision is equivalent to the assumption that only the largest 15% of invoices by value aged > 90 days are expected to be collected and this reflects that a high volume of invoices were impacted. Given the number of invoices impacted, it is reasonably foreseeable that the volume of invoices actually collected will be different to 15% and given that a collection rate of 15% is relatively low, it is more foreseeable that there is greater upside than downside. Were only the largest 10% of invoices by value aged > 90 days collected then the provision recognised would need to be increased by $17m. However if the largest 20% of invoices by value aged > 90 days were collected then the provision would be reduced by $10m and collection of the largest 30% would reduce the provision by $23m.

Critical accounting judgements

C Business combinations
When making acquisitions, the Group has to make judgements and best estimates about the fair value allocation of the purchase price. Where acquisitions are significant, appropriate advice is sought from professional advisors before making such allocations, otherwise valuations are done by management using consistent methodology with those used on prior period acquisitions.

Key judgements upon the acquisition of the HPE Software business were required in the assumptions used to underpin the valuation of acquired intangibles, particularly Customer Relationships ($4.48bn) and Technology ($1.81bn).

There was also judgement used in identifying who the accounting acquirer was in the acquisition of the HPE Software business, as the resulting shareholdings were not definitive to identify the entity, which obtains control in the transaction. As such, the Group considered the other factors laid down in IFRS, such as the composition of the governing body of the combined entity, composition of senior management of the combined entity, the entity that issued the equity interest, terms of exchange of equity interests, the entity which initiated the combination, relative size of each entity, the existence of a large minority voting interest in the combined entity and other factors (e.g. locationof headquarters of the combined entity and entity name). The conclusion of this assessment is that the Company is the accounting acquirer of the HPE Software business, and the acquisition accounting is set out in the notes to the Consolidated Financial Statements (note 27).

D Revenue recognition
The key areas of judgement in respect of recognising revenue are the timing of recognition and how the different elements of bundled contracts are identified, for example between licence and maintenance revenues.

E Exceptional Item classification
The Group classifies items as exceptional in line with accounting policy F. The classification of these items as an exceptional is a matter of judgement. This judgement is made by management after evaluating each item deemed to be exceptional against the criteria set out within the defined accounting policy.

F Provision for Income Taxes
The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes including structuring activities undertaken by the Group and the application of complex transfer pricing rules. The Group recognises liabilities for anticipated settlement of tax issues based on judgements of whether additional taxes will be due. Significant issues may take several periods to resolve. In making judgments on the probability and amount of any tax charge, management takes into account:

●  Status of the unresolved matter;
●  Strength of technical argument and clarity of legislation;
●  External advice;
●  Resolution process, past experience and precedents set with the particular taxing authority;
●  Agreements previously reached in other jurisdictions on comparable issues; and
●  Statute of limitations.

The key judgments in the period were related to the internal transfer of certain Group companies and whether this would create an additional tax charge through non-compliance with specific operational and transactional restrictions arising from US tax legislation and their application to the acquisition of the HPE Software business.  Based on their assessment the directors have concluded that no tax provisions are required with regards to these matters.

The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation.  Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Notes to the consolidated financial statements (unaudited) continued

4.   Financial risk factors

The Group's multi-national operations expose it to a variety of financial risks that include the effects of changes in credit risk, foreign currency risk, interest rate risk and liquidity risk. Risk management is carried out by a central treasury department under policies approved by the board of directors. Group treasury identifies and evaluates financial risks alongside the Group's operating units. The board provides written principles for risk management together with specific policies covering areas such as foreign currency risk, interest rate risk, credit risk and liquidity risk, use of derivative financial instruments and non-derivative financial instruments as appropriate, and investment of excess funds.

A Credit risk
Financial instruments which potentially expose the Group to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash equivalents are deposited with high-credit quality financial institutions. The Group provides credit to customers in the normal course of business. Collateral is not required for those receivables, but on-going credit evaluations of customers' financial conditions are performed. The Group maintains a provision for impairment based upon the expected collectability of accounts receivable. The Group sells products and services to a wide range of customers around the world and therefore believes there is no material concentration of credit risk.

B Foreign currency risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Euro, UK Pound Sterling, Israeli Shekel and the Canadian Dollar. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations. Foreign exchange risk arises when future commercial transactions, recognised assets and liabilities are denominated in a currency that is not the entity's functional currency.

There were no foreign currency hedging transactions in place at 31 October 2018 and 30 April 2017. The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk.

C Interest rate risk
The Group's income and cash generated from operations are substantially independent of changes in market interest rates. The Group's interest rate risk arises from short-term and long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. The Group currently uses four interest rate swaps to manage its cash flow interest rate risk arising from expected increases in the LIBOR interest rate.

D Liquidity risk
Central treasury carries out cash flow forecasting for the Group to ensure that it has sufficient cash to meet operational requirements and to allow the repayment of the bank facility. Surplus cash in the operating units over and above what is required for working capital needs is transferred to Group treasury. These funds are used to repay bank borrowings or invested in interest bearing current accounts, time deposits or money market deposits of the appropriate maturity period determined by consolidated cash forecasts.

Trade payables arise in the normal course of business and are all current. Onerous lease provisions are expected to mature between less than 12 months and eight years.

At 31 October 2018 gross borrowings of $4,996.9m (30 April 2017: $1,595.2m) related to our senior secured debt facilities (see note 18).  $50.3m (30 April 2017: $83.8m) is current of which $nil (30 April 2017: $80.0m) is the revolving credit facility. The borrowings disclosed in the balance sheet are net of pre-paid facility costs.

Notes to the consolidated financial statements (unaudited) continued

5.   Segmental reporting

In accordance with IFRS 8, "Operating Segments", the Group has derived the information for its segmental reporting using the information used by the Chief Operating Decision Maker for the purposes of resource allocation and assessment of segment performance. The Chief Operating Decision Maker ("CODM") is defined as the Executive Committee, which has changed its composition during the period.

For the six months to 31 October 2017, the Executive Committee consisted of the Executive Chairman, Chief Executive Officers of Micro Focus and SUSE, Chief Financial Officer and the Chief Operating Officer.

For the six months to 30 April 2018, the Executive Committee consisted of the Executive Chairman, the Chief Executive Officer, the Chief Executive Officer of SUSE and the Chief Financial Officer.

On 2 July 2018, the Group then announced the proposed sale of SUSE (note 26), one of the Group's two historical operating segments, approved by the shareholders on 21 August 2018. As a result, for management purposes, following the agreement to disposal of the SUSE business, the Group is organised into a single reporting segment comprising the Micro Focus Product Portfolio. Consistent with this the Chief Executive Officer of SUSE, Nils Brauckmann, stepped down from the Board on 11 July 2018 to concentrate on the sale. As such, the CODM from 11 July 2018 consisted of the Executive Chairman, the Chief Executive Officer and the Chief Financial Officer.

The Group's segment under IFRS 8 is:

Micro Focus Product Portfolio - The Micro Focus Product Portfolio segment contains mature infrastructure software products that are managed on a portfolio basis akin to a "fund of funds" investment portfolio. This portfolio is managed with a single product group that makes and maintains the software, whilst the software is sold and supported through a geographic Go-to-Marketorganisation. The products within the existing Micro Focus Product Portfolio are grouped together into five sub-portfolios based on industrial logic and management of the Micro Focus sub-portfolios: Application Modernisation & Connectivity, Application Delivery Management, IT Operations Management, Security and Information Management & Governance.

The segmental reporting is consistent with that used in internal management reporting and the profit measure used by the Executive Committee is Adjusted EBITDA.

The internal management reporting that the Executive Committee receives includes a pool of centrally managed costs, which are allocated between Micro Focus and the SUSE business based on identifiable segment specific costs with the remainder allocated based on other criteria including revenue and headcount.
		18 months ended 31 October 2018	Restated1 12 months ended 30 April 2017
	Note	$'000	$'000
Revenue before deferred revenue haircut		4,815,460	1,084,165
Deferred revenue haircut		(61,062)	(6,892)
Segment revenue		4,754,398	1,077,273
Directly managed costs		(2,997,545)	(564,072)
Allocation of centrally managed costs		52,730	26,196
Total segment costs		(2,944,815)	(537,876)
Adjusted Operating Profit		1,809,583	539,397
Exceptional items	7	(538,156)	(97,258)
Share based compensation charge	8	(64,284)	(31,463)
Amortisation of purchased intangibles		(830,319)	(183,284)
Operating profit		376,824	227,392
Net finance costs	11	(342,712)	(95,845)
Profit before tax		34,112	131,547

Reconciliation to Adjusted EBITDA:
Profit before tax		34,112	131,547
Finance costs	11	350,366	96,824
Finance income	11	(7,654)	(979)
Depreciation of property, plant and equipment	15	88,611	9,704
Amortisation of intangible assets	14	903,008	206,751
Exceptional items (reported in Operating profit)	7	538,156	97,258
Share-based compensation charge	8	64,284	31,463
Product development intangible costs capitalised	14	(44,350)	(27,664)
Foreign exchange credit		(37,292)	(2,901)
Adjusted EBITDA		1,889,241	542,003

1 The comparatives for the 12 months to 30 April 2017 have been restated to reflect the divestiture of the SUSE business segment (note 26)

Notes to the consolidated financial statements (unaudited) continued

6.   Analysis of revenue by product
 Set out below is an analysis of revenue recognised between the principal product portfolios for the 18 months ended 31 October 2018 with comparatives:

18 months ended 31 October 2018:
	Licence $'000	Maintenance $'000	Subscription $'000	Consulting $'000	SaaS $'000	Total $'000

Micro Focus Product Portfolio (continuing operations):
Application Modernisation & Connectivity	256,256	497,632	-	17,941	-	771,829
Application Delivery Management	185,460	646,711	-	41,639	114,145	987,955
IT Operations Management	363,150	869,891	-	192,772	15,055	1,440,868
Security	291,603	580,228	-	81,429	41,614	994,874
Information Management & Governance	117,227	267,133	-	32,521	203,053	619,934
Subtotal	1,213,696	2,861,595	-	366,302	373,867	4,815,460
Deferred revenue haircut	(7,592)	(42,657)	-	(2,046)	(8,767)	(61,062)
Total Revenue	1,206,104	2,818,938	-	364,256	365,100	4,754,398

12 months ended 30 April 2017 (restated1):
	Licence $'000	Maintenance $'000	Subscription $'000	Consulting $'000	SaaS $'000	Total $'000

Micro Focus Product Portfolio (continuing operations):
CDMS	105,962	149,668	-	9,530	-	265,160
Host Connectivity	69,158	104,912	-	1,857	-	175,927
Identity, Access & Security	48,635	141,298	-	18,354	-	208,287
Development & IT Operations Management Tools	55,464	219,604	-	13,860	-	288,928
Collaboration & Networking	29,175	112,079	-	4,609	-	145,863
Subtotal	308,394	727,561	-	48,210	-	1,084,165
Deferred revenue haircut	-	(6,892)	-	-	-	(6,892)
Total Revenue	308,394	720,669	-	48,210	-	1,077,273

1 The comparatives for the 12 months to 30 April 2017 have been restated to reflect the divestiture of the SUSE business segment (note 26)

Notes to the consolidated financial statements (unaudited) continued

7.             Exceptional items
	18 months ended 31 October 2018	12 months ended 30 April 2017
Reported within Operating profit:	$'000	$'000
Integration costs	278,995	27,696
Pre-acquisition costs	43,025	58,004
Acquisition costs	27,116	2,597
Property related costs	38,014	5,525
Severance and legal costsDivestiture costs	129,743 21,263	3,436 -
	538,156	97,258
Reported within finance costs:
Finance costs incurred in escrow period (note 11)	6,326	-
Reported within finance income:
Finance income earned in escrow period (note 11)	(553)	-
	5,773	-

Exceptional costs before tax	543,929	97,258

Tax:
Tax effect of exceptional items	(105,911)	(11,633)
Tax exceptional item	(692,285)	-
	(798,196)	(11,633)

Exceptional (income)/costs after tax	(254,267)	85,625

Integration costs
Integration costs of $279.0m for the 18 months ended 31 October 2018 (12 months to 30 April 2017: $27.7m) arose mainly from the work being done in integrating Serena, GWAVA and the HPE Software business organisation into the Micro Focus Product Portfolio. Other activities include system integration costs.

Pre-acquisition costs
The pre-acquisition costs of $43.0m for the 18 months ended 31 October 2018 (12 months to 30 April 2017: $58.0m) relate to the evaluation of the acquisition of the HPE Software business, which was announced in October 2016 and was completed on 1 October 2017. The costs relate to due diligence work, legal work on the acquisition agreements, professional advisors on the transaction and pre-integration costs relating to activities in readiness for the HPE Software business acquisition across all functions of the existing Micro Focus business.

Acquisition costs
The acquisition costs of $27.1m for the 18 months ended 31 October 2018 include external costs in completing the acquisition of the HPE Software business in October 2017, (including $7.7m in respect of US excise tax payable on the award of long-term Incentives and Additional Share Grants to four senior employees) and costs relating to the acquisition of COBOL-IT SAS (12 months to 30 April 2017: $2.6m related to the acquisitions of Serena in May 2016 and GWAVA in October 2016). The external costs mostly relate to due diligence work, legal work on the acquisition agreements and professional advisors on the transaction.

Property related costs
Property related costs of $38.0m for the 18 months ended 31 October 2018 (12 months to 30 April 2017: $5.5m) relate mainly to the assessment and reassessment of leases on empty or sublet properties held by the Group, in particular in North America, and the cost of site consolidations.

Severance and legal costs
Severance and legal costs of $129.7m for the 18 months ended 31 October 2018 (12 months to 30 April 2017: $3.4m) relate mostly to termination costs for employees after acquisition relating to the integration of the HPE Software business organisation into the Micro Focus Product Portfolio. The costs for the 12 months ended 30 April 2017 related to termination costs for senior Serena executives after acquisition.

Notes to the consolidated financial statements (unaudited) continued

7.             Exceptional items continued

Divestiture costs
Divestiture costs of $21.3m for the 18 months ended 31 October 2018 (12 months to 30 April 2017: nil) relate mostly to fees paid to professional advisors relating to the SUSE divestiture, due to be completed in the first quarter of 2019 (note 26).

Finance income and finance costs
Finance costs of $6.3m (12 months to 30 April 2017: $nil) and finance income of $0.6m (12 months to 30 April 2017: $nil) for the 18 months ended 31 October 2018 relate to interest (charged and gained) on additional term loan facilities drawn down in relation to the acquisition of the HPE Software business, between the date the facilities were drawn into escrow and the acquisition date.

Tax
The tax effect of exceptional items is a credit to the income statement of $798.2m for the 18 months ended 31 October 2018 (12 months to 30 April 2017: $11.6m). The exceptional tax credit of $692.3m (2017: $nil) in the 18 months ended 31 October 2018 relates to the impact of US tax reforms, comprised of a credit of $930.6m in respect of the re-measurement of deferred tax liabilities and a transition tax charge of $238.3m payable over eight years.

8.             Share-based payments
	18 months ended 31 October 2018	Restated1 12 months ended 30 April2017
	$'000	$'000
Share based compensation - IFRS 2 charge	70,921	20,798
Employer taxes	(6,637)	10,665
	64,284	31,463

1 The comparatives for the 12 months to 30 April 2017 have been restated to reflect the divestiture of the SUSE business segment (note 26)

As at 31 October 2018, accumulated employer taxes of $20.6m (2017: $17.0m) is included in trade and other payables and $0.5m (2017: $1.2m) is included in other non-current liabilities.

9.             Dividends
	18 months ended 31 October 2018	12 months ended 30 April 2017
Equity - ordinary	$'000	$'000
Final paid 58.33 cents (2017: 49.74 cents) per ordinary share	133,889	111,023
First Interim paid 34.60 cents (2017: 29.73 cents) per ordinary share	156,243	66,512
Second Interim paid 58.33 cents (2017: nil cents) per ordinary share	252,029	-
	542,161	177,535

The directors announce a final dividend of 58.33 cents per share payable on 5 April 2019 to shareholders who are registered at 1 March 2019. This final dividend, amounting to $249.0m has not been recognised as a liability as at 31 October 2018.

Notes to the consolidated financial statements (unaudited) continued

10.          Earnings per share

The calculation of the basic earnings per share has been based on the earnings attributable to owners of the parent and the weighted average number of shares for each period.

Reconciliation of the earnings and weighted average number of shares:
	18 months ended 31 October 2018	Restated1 12 months ended 30 April2017
Earnings ($'000)
Profit for the period from continuing operations	707,108	124,186
Profit for the period from discontinued operations	76,940	33,720
Profit for the period	784,048	157,906

Number of shares ('000)
Weighted average number of shares	388,717	229,238
Dilutive effects of shares	10,963	8,165
	399,680	237,403

Earnings per share
Basic earnings per share (cents)
Continuing operations	181.91	54.17
Discontinued operation	19.79	14.71
	201.70	68.88

Diluted earnings per share (cents)
Continuing operations	176.92	52.31
Discontinued operation	19.25	14.20
	196.17	66.51

Basic earnings per share (pence)
Continuing operations	136.73	41.88
Discontinued operation	14.78	11.37
	151.61	53.25

Diluted earnings per share (pence)
Continuing operations	132.98	40.44
Discontinued operations	14.47	10.98
	147.45	51.42

Earnings attributable to ordinary shareholders
From continuing operations	707,193	124,083
Excluding non-controlling interests	(85)	103
Profit for the period from continuing operations	707,108	124,186
From discontinued operation	76,940	33,720
	784,048	157,906

Average exchange rate	$1.33 / £1	$1.29 / £1

1 The comparatives for the 12 months to 30 April 2017 have been restated to reflect the divestiture of the SUSE business segment (note 26)

The weighted average number of shares excludes treasury shares that do not have dividend rights. The basic weighted average number of shares has increased from 229 million to 388 million, primarily due to the effect of the issue of shares to acquire the HPE software business during the period.

Notes to the consolidated financial statements (unaudited) continued

11.          Finance income and finance costs
	18 months ended 31 October 2018	12 months ended 30 April 2017
	$'000	$'000
Finance costs
Interest on bank borrowings	276,530	81,157
Commitment fees	3,294	796
Amortisation of facility costs and original issue discounts	60,377	14,219
Finance costs on bank borrowings	340,201	96,712
Net interest expense on retirement obligations (note 21)	2,823	565
Finance lease expense	2,690	-
Interest rate swaps: cash flow hedges, transfer from equity	3,399	-
Other	1,253	87
Total	350,366	96,824

Finance income
Bank interest	3,593	438
Interest on non-plan pension assets (note 21)	633	404
Other	3,428	137
Total	7,654	979

Net finance cost	342,712	95,845

Included within exceptional items (note 7)
Finance costs incurred in escrow period	6,326	-
Finance income earned in escrow period	(553)	-
	5,773	-

12.          Taxation

The Group's reported tax charge for the 18 months ended 31 October 2018 was a credit of $673.1m (12 months ended 30 April 2017: charge of $7.5m) primarily due to the one-off impact of US tax reforms.  The tax charge is lower than the standard rate of corporation tax in the UK of 19.00% (12 months ended 30 April 2017: 19.92%). The differences are explained below:

	18 months ended 31 October 2018	Restated1 12 months ended 30 April 2017
	$'000	$'000
Profit before taxation	34,112	131,547

Tax at UK corporation tax rate 19.00% (2017: 19.92%)	6,481	26,005
Effects of:
Tax rates other than the UK standard rate	17,778	571
Intra-group financing	(20,654)	(15,636)
Innovation tax credit benefits	(21,374)	(9,834)
US foreign inclusion income	39,053	394
US transition tax	238,270	-
Share options	10,236	-
Movement in deferred tax not recognised	7,306	200
Effect of change in tax rates	(931,865)	(1,291)
Expenses not deductible and other permanent differences	(4,800)	9,802
	(659,569)	10,211

Adjustments to tax in respect of previous periods:
Current tax	(14,725)	1,698
Deferred tax	1,213	(4,445)
	(13,512)	(2,747)

Total tax (credit)/charge	(673,081)	7,464
1 The comparatives for the 12 months to 30 April 2017 have been restated to reflect the divestiture of the SUSE business segment (note 26)

Notes to the consolidated financial statements (unaudited) continued

12.          Taxation continued
Tax rates other than the UK standard rate includes provisions for uncertain tax positions relating to the risk of challenge from tax authorities to the geographic allocation of profits across the Group. The increase in the period reflects the increased size of the Group following the HPE Software business acquisition and the impact of the OECD's continuing Base Erosion and Profit Shifting project.

The Group continues to benefit from the UK's Patent Box regime, US R&D tax credits and other innovation-based tax credits offered by certain jurisdictions, the benefit for the 18 months ended 31 October 2018 being $21.4m (12 months ended 30 April 2017: $9.8m). The Group realised benefits in relation to intra-group financing of $20.7m for the 18 months ended 31 October 2018 (12 months ended 30 April 2017: $15.6.m). The benefits mostly relate to arrangements put in place to facilitate the acquisitions of the HPE Software business, TAG and Serena.

US foreign inclusion income includes non-US amounts deemed repatriated to, and therefore taxable in, the US in the current period.

US tax reforms result in a net one-off credit to the income statement in the period of $692.3m being a credit of $930.6m in respect of the re-measurement of deferred tax liabilities due to the reduction of the US federal tax rate from 35% to 21% and a transition tax charge of $238.3m payable over eight years.

The Group recognised a net overall charge in respect of share options due to deferred tax credits arising on options held at the balance sheet date being lower than the current tax charge because of the terms of the options.

The Group realised a net credit in relation to the true-up of prior period, current and deferred tax estimates of $13.5m for the 18 months ended 31 October 2018 (12 months ended 30 April 2017: $2.7m). Within the current tax true up is a credit of $11.2m in respect of items within the income tax reserve, which are no longer considered probable to arise.

The Group's tax charge is subject to various factors, many of which are outside the control of the Group, including changes in local tax legislation, and specifically US tax reform, the OECD's Base Erosion and Profit Shifting project and the consequences of Brexit. The European Commission has issued preliminary findings and opened a state aid investigation into the UK's 'Financing Company Partial Exemption' legislation. Similar to other UK based international companies Micro Focus may be affected by the final outcome of this investigation and is monitoring developments. If the preliminary findings of the European Commission's investigation into the UK legislation are upheld, Micro Focus has calculated that the maximum potential tax liability would be $57.8m. Based on its current assessment Micro Focus believes that no provision is required in respect of this issue.

For the 18 months ended 31 October 2018, a deferred tax debit of $23.7m (12 months ended 30 April 2017: $23.0m credit) and current tax credit of $4.1m (12 months ended 30 April 2017: $4.1m credit) have been recognised in equity in relation to share options. A current tax debit of $16.4m (12 months ended 30 April 2017: $0.0m) has been recognised in the hedging reserve. In addition, a deferred tax credit of $4.3m (12 months ended 30 April 2017: $0.3m debit) has been recognised in the consolidated statement of comprehensive income in relation to defined benefit pension schemes.

13.          Goodwill
		31 October 2018	30 April 2017
Cost and Net book value	Note	$'000	$'000
1 May		2,828,604	2,436,168
Acquisitions	27	4,863,962	392,436
Reclassification to assets held for sale	26	(887,523)	-
		6,805,043	2,828,604

A segment-level summary of the goodwill allocation is presented below:
Micro Focus		6,805,043	1,969,038
SUSE		-	859,566
		6,805,043	2,828,604

Goodwill acquired through business combinations has been allocated to a cash generating unit ("CGU") for the purpose of impairment testing.

The goodwill arising on the acquisition of the HPE Software business of $4,858.4m (note 27) and COBOL-IT, SAS ("COBOL-IT") $5.6m (note 27) have been allocated to the Micro Focus CGU as this is consistent with the segment reporting that used in internal management reporting. Of the additions to goodwill, there is no amount expected to be deductible for tax purposes.

Notes to the consolidated financial statements (unaudited) continued

13.          Goodwill continued

Impairment Test

Impairment of goodwill is tested annually, or more frequently where there is indication of impairment. An impairment test is a comparison of the carrying value of the assets of the CGU with their recoverable amount. Where the recoverable amount is less than the carrying value, an impairment results.

The annual impairment test has historically been carried out at 30 April. Going forward, starting with this period end, the annual test has been moved to 31 October to align with the new period-end.

During the period as a result of the proposed divestiture of SUSE, $859.6m of goodwill historically allocated to the SUSE CGU has been reclassified within assets held for sale (note 26). The SUSE goodwill was subject to impairment test both at the point it was initially recorded as an asset held for sale and again at period end. At both dates on a fair value less costs to sell basis, based on the agreed cash consideration of $2.535 billion, no impairment was identified. As a result of the proposed Atalla disposal (which completed post period end, note 26), $27.9m of goodwill was also reclassified within assets held for sale from the Micro Focus CGU. No impairment was identified.

The recoverable amount of the Micro Focus CGU is determined based on its Value In Use ("VIU"). The VIU includes estimates about the future financial performance of the CGU and is based on 5-year projections and then a terminal value calculation. It utilises discounted board approved forecasts for 2019 and 2020 with the following three years alsoreflecting management's expectation of the medium and long-term growth prospects which have been applied based upon the expected operating performance of the CGU and growth prospects in the CGU's market. The cash flow projections and inputs combine past performance with adjustments as appropriate where the directors believe that past performance and rates are not indicative of future performance and rates.

Key assumptions

Key assumptions in the VIU are considered to be the discount rate and long-term growth rate. These have been assessed taking into consideration the current economic climate and the resulting impact on expected growth and discount rates.

The long-term growth rate and discount rate used in the VIU calculation are:
	2018	2017
Long-term growth rate	1.0%	1.0%
Pre-tax discount rate	9.7%	11.4%

The directors have considered reasonably possible changes in the key assumptions that could have an adverse impact, taking into consideration that the Group is insulated from some significant adverse impacts by its geographical spread and that the Group's cost base is flexible and could quickly respond to market changes.

The directors have assessed that a reasonably possible change in the discount rate is 2.0% (2017: 2.0%) and this would cause the carrying value of the Micro Focus CGU to exceed its recoverable amount. An increase in the discount rate of 1.3% to 11.0% would reduce the amount by which the recoverable amount exceeds its carrying value from $2.2 billion to $nil. The directors have also assessed that there is not a reasonably possible change in the long-term growth rate that would result in an impairment.

No impairment charge resulted from the goodwill tests for impairment in the 18 months ended 31 October 2018 (30 April 2017: no impairment).

Notes to the consolidated financial statements (unaudited) continued

14.          Other intangible assets
			Purchased intangibles
	Purchased software	Product development costs	Technology	Trade names	Customer relationships	Lease contracts	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Net book value
At 1 May 2016	1,967	43,249	149,784	194,656	576,899	-	966,555
Acquisitions	-	-	95,245	22,111	210,744	-	328,100
Additions	3,162	27,664	-	-	-	-	30,826
Additions - external consultants	-	612	-	-	-	-	612
Amortisation charge for the year	(1,175)	(22,398)	(69,098)	(15,995)	(127,768)	-	(236,434)
Exchange adjustments	(289)	-	-	-	-	-	(289)
At 30 April 2017	3,665	49,127	175,931	200,772	659,875	-	1,089,370

Net book value
At 1 May 2017	3,665	49,127	175,931	200,772	659,875	-	1,089,370

Continuing operations :
Acquisition - HPE Software business (note 27)	72,825	-	1,809,000	163,000	4,480,000	15,000	6,539,825
Acquisition - COBOL-IT (note 27)	-	-	1,537	154	12,317	-	14,008
Acquisition - Covertix (note 27)	2,490	-	-	-	-	-	2,490
Additions	46,812	44,350	-	-	-	-	91,162
Additions - external consultants	-	953	-	-	-	-	953
Amortisation charge for the period	(30,682)	(42,007)	(280,478)	(26,724)	(519,935)	(3,182)	(903,008)
Exchange adjustments	409	(20)	-	-	-	-	389

Discontinued operation:
Amortisation charge for the period	(765)	-	(13,425)	(9,118)	(16,894)	-	(40,202)
Reclassification to current assets classified as held for sale (note 26)	(3,699)	-	(12,950)	(109,306)	(39,707)	-	(165,662)

At 31 October 2018	91,055	52,403	1,679,615	218,778	4,575,656	11,818	6,629,325

Intangible assets, with the exception of purchased software and internally generated product development costs, relate to identifiable assets purchased as part of the Group's business combinations. Intangible assets are amortised on a straight-line basis over their expected useful economic life (note 2).

Expenditure totalling $91.2m (12 months to 30 April 2017: $31.4m) was made in the 18 months ended 31 October 2018, including $45.3m in respect of development costs and $46.8m of purchased software. The acquisitions of the HPE Software business, COBOL-IT and Covertix in the 18 months ended 31 October 2018 gave rise to an addition of $6,556.3m to purchased intangibles (note 27). The acquisitions of Serena, GWAVA and OpenATTIC in the year ended 30 April 2017 gave rise to an addition of $328.1m to purchased intangibles.

Of the $45.3m of additions to product development costs, $44.4m (2017: $27.7m) relates to internal product development costs and $0.9m (2017: $0.6m) to external consultants' product development costs.

At 31 October 2018, the unamortised lives of technology assets were in the range of two to 10 years, customer relationships in the range of one to 10 years and trade names in the range of 10 to 20 years.

Notes to the consolidated financial statements (unaudited) continued

15.          Property, plant and equipment
	Freehold land	Leasehold	Computer	Fixtures
	and buildings	improvements	equipment	and fittings	Total
	$'000	$'000	$'000	$'000	$'000
Net book value
At 1 May 2016	13,612	14,604	8,714	3,937	40,867
Acquisitions	-	1,068	759	295	2,122
Additions	75	3,536	7,739	377	11,727
Reclassified from assets held for sale	888	-	-	-	888
Disposals	-	(371)	(29)	(120)	(520)
Depreciation charge for the year	(454)	(4,170)	(6,132)	(1,038)	(11,794)
Exchange adjustments	(1,609)	(149)	(499)	(77)	(2,334)
At 30 April 2017	12,512	14,518	10,552	3,374	40,956

Net book value
At 1 May 2017	12,512	14,518	10,552	3,374	40,956

Continuing operations:
Acquisitions - HPE Software business (note 27)	-	56,568	79,473	24,077	160,118
Acquisitions - COBOL-IT (note 27)	-	-	52	-	52
Additions	-	10,444	33,286	6,408	50,138
Disposals	-	(3,412)	(247)	(900)	(4,559)
Depreciation charge for the period	(479)	(26,271)	(50,725)	(11,136)	(88,611)
Exchange adjustments	36	(2,255)	(1,799)	229	(3,789)

Discontinued operation:
Additions	-	20	2,018	29	2,067
Disposals	-	-	(19)	(4)	(23)
Depreciation charge for the period	-	(2,695)	(2,612)	(1,261)	(6,568)
Exchange adjustments	-	94	157	4	255
Reclassification to current assets classified as held for sale (note 26)	-	(2,120)	(3,455)	(211)	(5,786)

At 31 October 2018	12,069	44,891	66,681	20,609	144,250

16.          Trade and other receivables
	31 October 2018	30 April 2017
	$'000	$'000
Trade receivables	1,089,589	266,225
Less: provision for impairment of trade receivables	(41,860)	(2,599)
Trade receivables net	1,047,729	263,626
Prepayments	59,966	23,239
Other receivables	79,062	1,534
Accrued income	85,276	1,110
Total	1,272,033	289,509

At 31 October 2018 and 30 April 2017, the carrying amount approximates to the fair value. The trade receivables of $1,089.6m at 31 October 2018 is net of $21.5m provision for impairment of trade receivables in the opening balance of the acquired HPE Software business.

Notes to the consolidated financial statements (unaudited) continued

17.          Trade and other payables - current
	31 October 2018	30 April 2017
	$'000	$'000
Trade payables	46,096	16,891
Tax and social security	46,525	3,032
Accruals	584,296	150,119
Total	676,917	170,042

At 31 October 2018 and 30 April 2017, the carrying amount approximates to the fair value. Accruals include vacation, payroll and employee taxes ($147.0m), commission and employee bonuses ($162.7m), integration expenses ($44.5m) and consulting and audit fees ($30.3m).

18.          Borrowings
	31 October 2018	30 April 2017
	$'000	$'000
Bank loans secured	4,996,913	1,595,188
Unamortised prepaid facility arrangement fees and original issue discounts	(151,033)	(33,652)
	4,845,880	1,561,536

	31 October 2018			30 April 2017
	Bank loan secured	Unamortised prepaid facility arrangement fees and original issue discounts	Total	Bank loan secured	Unamortised prepaid facility arrangement fees and original issue discounts	Total
Reported within:	$'000	$'000	$'000	$'000	$'000	$'000
Current liabilities	50,347	(46,645)	3,702	83,788	(12,604)	71,184
Non-current liabilities	4,946,566	(104,388)	4,842,178	1,511,400	(21,048)	1,490,352
	4,996,913	(151,033)	4,845,880	1,595,188	(33,652)	1,561,536

The following Facilities were drawn as at 31 October 2018:

●  The $1,503.8m senior secured term loan B-2 issued by MA FinanceCo LLC is priced at LIBOR plus 2.25% (subject to a LIBOR floor of 0.00%);
●  The $2,580.5m senior secured seven-year term loan B issued by Seattle SpinCo. Inc. is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;
●  The $382.1m senior secured seven-year term loan B-3 issued by MA FinanceCo LLC is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and
●  The €466.5m (equivalent to $530.5m) senior secured seven-year term loan B issued by MA FinanceCo LLC is priced at EURIBOR plus 2.75% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

The following Facilities were undrawn as at 31 October 2018:
●  A senior secured revolving credit facility of $500.0m, ("Revolving Facility"), with an interest rate of 3.25% above LIBOR on amounts drawn (and 0.375% on amounts undrawn) thereunder (subject to a LIBOR floor of 0.00%).

The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end.At 31 October 2018, $nil of the Revolving Facility was drawn together with $4,996.9m of Term Loans giving gross debt of $4,996.9m drawn. As a covenant test is only applicable when the Revolving Facility is drawn down by 35% or more, and $nil of Revolving Facility was drawn at 31 October 2018, no covenant test is applicable.

 Notes to the consolidated financial statements (unaudited) continued

18.          Borrowings continued

The movements on the Group loans in the period were as follows:
	Term Loan B-2	TermLoan B	Term Loan C	Term Loan B-3	Seattle Spinco Term Loan	Euro Term Loan B	Revolving Facility	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At 1 May 2016	-	1,112,250	450,000	-	-	-	225,000	1,787,250
Repayments	-	(9,562)	(37,500)	-	-	-	(325,000)	(372,062)
Draw downs	-	-	-	-	-	-	180,000	180,000
Transfer	1,515,188	(1,102,688)	(412,500)	-	-	-	-	-
At 30 April 2017	1,515,188	-	-	-	-	-	80,000	1,595,188
Acquisitions	-	-	-	-	2,600,000	-	-	2,600,000
Draw downs	-	-	-	385,000	-	523,815	135,000	1,043,815
Repayments	(11,364)	-	-	(2,888)	(19,500)	(4,184)	(215,000)	(252,936)
Foreign exchange	-	-	-	-	-	10,846	-	10,846
At 31 October 2018	1,503,824	-	-	382,112	2,580,500	530,477	-	4,996,913

Borrowings are stated after deducting unamortised prepaid facility fees and original issue discounts. Facility arrangement costs and original issue discounts are amortised between three and six years. The fair value of borrowings equals their carrying amount.

19.          Financial instruments- Fair value measurement

For trade and other receivables, cash and cash equivalents, trade and other payables, obligations under finance leases and provisions, fair values approximate to book values due to the short maturity periods of these financial instruments. For trade and other receivables, allowances are made within book value for credit risk.
	31 October 2018	30 April 2017
	$'000	$'000
Derivative financial instruments-non-current asset - interest rate swaps	86,381	-

Derivative financial instruments measured at fair value, are classified as level 2 in the fair value measurement hierarchy, as they have been determined using significant inputs based on observable market data. The fair values of interest rate derivatives are derived from forward interest rates based on yield curves observable at the balance sheet date together with the contractual interest rates.

There were no transfers of assets or liabilities between levels of the fair value hierarchy during the period.

20.          Provisions
	31 October 2018	30 April 2017
	$'000	$'000
Onerous leases and dilapidations	35,105	16,243
Restructuring and integration	50,689	12,132
Legal	7,038	3,220
Other	-	484
	92,832	32,079

Current	57,411	20,142
Non-current	35,421	11,937
	92,832	32,079

Notes to the consolidated financial statements (unaudited)  continued

20.          Provisions continued

	Onerous Leases and dilapidations	Restructuring	Legal	Other	Total
	$'000	$'000	$'000	$'000	$'000
At 1 May 2017	16,243	12,132	3,220	484	32,079

Continuing operations:
Acquisitions - HPE Software business (note 27)	11,321	21,398	36,446	-	69,165
Additional provision in the period	17,723	133,421	1,392	-	152,536
Released	(3,890)	(3,678)	(4,733)	(416)	(12,717)
Utilisation of provision	(5,590)	(110,062)	(29,263)	(97)	(145,012)
Exchange adjustments	(702)	(2,522)	(24)	29	(3,219)

Discontinued operation:
Additional provision in the period	2,835	205	-	-	3,040
Reclassification of current assets classified as held for sale (note 26)	(2,835)	(205)	-	-	(3,040)
At 31 October 2018	35,105	50,689	7,038	-	92,832

Current	11,219	39,154	7,038	-	57,411
Non-current	23,886	11,535	-	-	35,421
Total	35,105	50,689	7,038	-	92,832

	Onerous Leases and dilapidations	Restructuring	Legal	Other	Total
	$'000	$'000	$'000	$'000	$'000
At 1 May 2016	18,176	3,523	1,920	1,280	24,899
Additional provision in the period	4,584	48,498	98	501	53,681
Acquisitions (note 27)	-	1,201	2,844	-	4,045
Utilisation of provision	(5,527)	(37,712)	(120)	(117)	(43,476)
Released	(857)	(2,886)	(1,492)	(1,180)	(6,415)
Exchange adjustments	(133)	(492)	(30)	-	(655)
At 30 April 2017	16,243	12,132	3,220	484	32,079

Current	4,406	12,132	3,220	384	20,142
Non-current	11,837	-	-	100	11,937
Total	16,243	12,132	3,220	484	32,079

Onerous leases and dilapidations provisions
The onerous lease and dilapidations provision relates to leased Group properties and this position is expected to be fully utilised within eight years. The provision was increased by $29.0m in the 18 months ended 31 October 2018, due to the acquisition of the HPE Software business ($11.3m) and relating to legal obligations to restore leased properties at the end of the lease period and a reassessment of sites across North America, United Kingdom, Israel and Australia ($17.7m). Provisions of $3.9m were released following the renegotiation/exit of leases of two North American properties.

Notes to the consolidated financial statements (unaudited) continued

20.          Provisions continued

Restructuring provisions
Restructuring provisions relate to severance resulting from headcount reductions. The majority of provisions are expected to be fully utilised within 12 months. At the 30 April 2017, this also included $4.6m of provisions for integration activities undertaken in readiness for the HPE Software business acquisition across all functions of the existing business. These were utilised in the period. Restructuring costs are reported within exceptional costs (note 7).

Legal provisions
Legal provisions include the directors' best estimate of the likely outflow of economic benefits associated with ongoing legal matters.

Other provisions
Releases of other provisions during the 18 months ended 31 October 2018 relate to future fees no longer considered likely to be incurred.

21.          Retirement benefit obligations
	31 October 2018	30 April 2017
	$'000	$'000
Retirement benefit obligations	(110,351)	(30,773)

As of 31 October 2018, there are 30 (30 April 2017: 4 in Germany, one of which provides benefits solely for SUSE employees) defined benefit plans in 10 countries around the world. Some of the plans are final salary pension plans, which provide benefits tomembers in the form of a guaranteed level of pension payable for life in the case of retirement, disability and death. The level of benefits provided depends not only on the final salary but also on member's length of service, social security ceiling and other factors. Final pension entitlements are calculated by local administrators in the applicable country. They also complete calculations for cases of death in service and disability. Other plans include termination or retirement indemnity plans or othertypes of statutory plans that provide a one-time benefit at termination. Where required by local or statutory requirements, some of the schemes are governed by an independent Board of Trustees that is responsible for the investment strategies with regard to the assets of the funds, however, other schemes are administered locally with the assistance of local pension experts. Not all of our plans are closed for new membership. The Group sponsors 13 plans that are open to new members, all of which are termination or retirement indemnity plans or statutory plans providing a one-time benefit at termination, retirement or death or disability. As a result of the acquisition of the HPE Software business, the Group participates in multi-employer defined benefit plans in Switzerland and Japan. These plans are accounted for as defined benefit plans.

During the 18 months ended 31 October 2018, a pension scheme arrangement in Switzerland was identified as requiring reclassification from a defined contribution scheme to a defined benefit scheme. During the year ended 30 April 2017, a pension scheme arrangement in Germany was identified as requiring reclassification under German law from a defined contribution scheme to a defined benefit scheme. Reclassifications of $2.1m for the 18 months ended 31 October 2018 ($3.0m for the year ended 30 April 2017) were recorded against the net defined benefit obligation and other comprehensive income.

For the 18 months ended 31 October 2018, excluding actuarial gains and losses, $10.2m (12 months to 30 April 2017: $1.2m) is included in the consolidated statement of comprehensive income in respect of the defined benefit pension arrangements being a current service charge of $7.4m(12 months to 30 April 2017: $0.6m) and a net finance charge of $2.8m (12 months to 30 April 2017: $0.6m).

Notes to the consolidated financial statements (unaudited) continued

21.          Retirement benefit obligations continued

The weighted average key assumptions used for the pension schemes as at 31 October 2018 were the rate of increase in final pensionable salary 2.61% (30 April 2017: 2.00%), rate of increase in pension payments 1.99% (30 April 2017: 2.00%), a discount rate of 1.92% (30 April 2017: 1.95%) and an inflation rate of 1.89% (30 April 2017: 2.00%). The mortality assumptions for the pension schemes are set based on actuarial advice in accordance with published statistics and experience in the territory.
	31 October 2018			30 April 2017
	Funded	Unfunded	Total	Funded
	$'000	$'000	$'000	$'000
Present value of obligations	213,305	7,903	221,208	36,480
Fair value of plan assets	(110,857)	-	(110,857)	(5,707)
	102,448	7,903	110,351	30,773

The defined benefit obligation has moved as follows:

31 October 2018				30 April 2017
	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations
	$'000	$'000	$'000	$'000	$'000	$'000
At May 1	36,480	(5,707)	30,773	37,524	(5,855)	31,669
Acquisition of the HPE Software business	181,455	(110,010)	71,445	-	-	-
Reclassification to assets held for sale	(9,125)	3,595	(5,530)
Current service cost	12,895	-	12,895	625	-	625
Past service credit	(5,489)	-	(5,489)
Benefits paid	(9,603)	9,406	(197)	(197)	87	(110)
Contributions by plan participants	2,547	(2,313)	234	-	(114)	(114)
Contributions by employer	-	(4,012)	(4,012)	-	-	-
Interest cost/(income)	5,253	(2,430)	2,823	660	(95)	565

Included within other comprehensive income:
Remeasurements - actuarial (gains)/losses:
- Demographic	(332)	-	(332)	-	-	-
- Financial	11,104	-	11,104	(2,821)	-	(2,821)
- Experience	(1,858)	-	(1,858)	(568)	-	(568)
- Actuarial return on assets excluding amounts included in interest income	-	(621)	(621)	-	(9)	(9)
Reclassification from defined contribution scheme to defined benefit scheme	5,472	(3,351)	2,121	2,996	-	2,996
	14,386	(3,972)	10,414	(393)	(9)	(402)

Foreign currency exchange changes	(7,591)	4,586	(3,005)	(1,739)	279	(1,460)
At 31 October / 30 April	221,208	(110,857)	110,351	36,480	(5,707)	30,773

Notes to the consolidated financial statements (unaudited) continued

22. Share capital

Ordinary shares at 10 pence each as at 31 October 2018 (30 April 2017: 10 pence each)

	31 October 2018		30 April 2017
	Shares	$'000	Shares	$'000
Issued and fully paid
At 1 May	229,674,479	39,700	228,706,210	39,573
Shares issued to satisfy option awards	1,894,673	251	968,269	127
Share reorganisation	(16,935,536)	(2,926)	-	-
Shares issued relating to acquisition of the HPE Software business (note 27)	222,166,897	28,773	-	-
At 31 October / 30 April	436,800,513	65,798	229,674,479	39,700

"B" shares at 168 pence each
	31 October 2018		30 April 2017
	Shares	$'000	Shares	$'000
Issued and fully paid
At 1 May	-	-	-	-
Issue of B shares	229,799,802	500,000	-	-
Redemption of B shares	(229,799,802)	(500,000)	-	-
At 31 October / 30 April	-	-	-	-

Share issuances during the 18 months to 31 October 2018
In the 18 months to 31 October 2018, 1,894,673 ordinary shares of 10 pence each (12 months to 30 April 2017: 968,269 ordinary shares of 10 pence) were issued by the Company to settle exercised share options. The gross consideration received in the 18 months to 31 October 2018 was $5.8m (12 months to 30 April 2017: $2.0m). 222,166,897 ordinary shares of 10 pence each were issued by the Company as consideration for the acquisition of the HPE Software business (note 27).

In relation to the return of value to shareholders (note 23), on 31 August 2017 229,799,802 "B" shares were issued at 168 pence each, resulting in a total $500.0m being credited to the "B" share liability account. Subsequently and on the same date, 229,799,802 "B" shares were redeemed at 168 pence each and an amount of $500.0m was debited from the "B share liability account.

At 31 October 2018 9,858,205 treasury shares were held (30 April 2017: nil) such that the number of ordinary share with voting rights was 426,942,308 (30 April 2017: 229,674,479) and the number of listed shares at 31 October 2018 was 436,800,513 (30 April 2017: 229,674,479).

Potential issues of shares
Certain employees hold options to subscribe for shares in the Company at prices ranging from nil pence to 1,875.58 pence under the following share option schemes approved by shareholders in 2005 and 2006: The Long-Term Incentive Plan 2005, the Additional Share Grants, the Sharesave Plan 2006 and the Employee Stock Purchase Plan 2006.

The number of shares subject to options at 31 October 2018 was 18,156,060 (2017: 8,607,889).

Share buy-back
On 29 August 2018, the company announced the start of a share buy-back programme for an initial tranche of up to $200 million which was extended on 5 November 2018 to the total value of $400 million (including the initial tranche). Up to and including 13 February 2019 the company had spent $400m and purchased 22,455,121 shares at an average price of £13.82 per share.  We are now extending this buy-back programme into a third tranche of up to $110m to be executed in the period from today, the 14 February 2019, up until the day before the AGM which takes place on 29 March 2019 when the current buy-back authority approved by shareholders at the 2017 AGM to make market purchases of up to 65,211,171 ordinary shares will expire.

In addition to purchasing ordinary shares on the London Stock Exchange Citi acquired American Depository Receipts representing ordinary shares ("ADRs") listed on the New York Stock Exchange which it cancelled for the underlying shares and then sold such shares to the Company.

As at 31 October 2018, 9,858,205 ordinary shares have been bought back at a total cost of $171.7m, including expenses of $0.5m. 8,567,659 ordinary shares were bought on the London Stock Exchange and 1,290,546 ADRs were purchased on the New York Stock Exchange.

Notes to the consolidated financial statements (unaudited) continued

23. Other reserves

	Capital redemption reserve	Merger reserve	Hedging reserve	Total
	$'000	$'000	$'000	$'000

As at 1 May 2016	163,363	988,104	-	1,151,467

Reallocation of merger reserve 1	-	(650,000)	-	(650,000)
As at 30 April 2017	163,363	338,104	-	501,467

As at 1 May 2017	163,363	338,104	-	501,467
Return of Value- share consolidation 2	2,926	-	-	2,926
Return of Value- issue and redemption of B shares 2	500,000	(343,317)	-	156,683
Hedge accounting (note 19) 3	-	-	86,381	86,381
Deferred tax movement on hedging 3	-	-	(16,413)	(16,413)
Acquisition of HPE Software business 4	-	6,485,397	-	6,485,397
Reallocation of merger reserve 1	-	(2,755,800)	-	(2,755,800)
As at 31 October 2018	666,289	3,724,384	69,968	4,460,641

1 The Company has transferred an amount from the merger reserve to retained earnings pursuant to the UK company law. The parent company previously transferred the investment in The Attachmate Group ("TAG") to a wholly owned subsidiary for an intercompany receivable in the amount of $1,373m. During the period, the parent company also transferred the investment in the HPE Software business to a wholly owned subsidiary in exchange for an intercompany receivable. An amount of $2,755.8m has been transferred from the merger reserve to retained earnings (30 April 2017: $650.0m). Of the $2,755.8m merger reserve transfer in the period, $408.2m of the intercompany loan has been settled in the period and the remaining $2,347.6m is expected to be settled in qualifying consideration during the year to 31 October 2019 (year to 30 April 2017: $650.0m). It therefore meets the definition of qualifying consideration and is available for dividend distribution to the parent company's shareholders.

2 On 31 August 2017 a Return of Value was made to shareholders amounting to $500.0m. The Return of Value was effected through an issue and redemption of B shares, and resulted in a $500.0m increase in the capital redemption reserve, a $343.3m reduction in the merger reserve and a $156.7m reduction in share premium. The return of value was accompanied by a 0.9263 share consolidation and the share consolidation resulted in the issue of D deferred shares which were subsequently bought back for 1 penny, resulting in a transfer of $2.9m to the capital redemption reserve.

3 $70.0m was recognised in the hedging reserve in relation to hedging transactions entered into in the 18 months ended 31 October 2018.

4 On 1 September 2017 the acquisition of the HPE Software business was completed (note 27). As a result of this a merger reserve was created of $6,485.4m. The acquisition was structured by way of equity consideration; this transaction fell within the provisions of section 612 of the Companies Act 2006 (merger relief) such that no share premium was recorded in respect of the shares issued. The parent company chose to record its investment in the HPE Software business at fair value and therefore recorded a merger reserve equal to the value of the share premium which would have been recorded had section 612 of the Companies Act 2006 not been applicable (i.e. equal to the difference between the fair value of the HPE Software business and the aggregate nominal value of the shares issued).

Notes to the consolidated financial statements (unaudited) continued

24.          Related party transactions

The Group's related parties are its subsidiary undertakings, key management personnel and post-employment benefit plans.

Subsidiaries
Transactions between the Company and its subsidiaries have been eliminated on consolidation.

Key management personnel
There are no loans between the Group and the key management personnel.

Transactions with other related parties.
The following transactions occurred with other related parties:

Contributions made to pension plans by the Group on behalf of employees.

Sales and purchases of goods and services between related parties are not considered material.

25.       Contingent liabilities

The Company and several of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings, actions and claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.

Shareholder litigation

Micro Focus International plc and certain current and former directors and officers are involved in two class action lawsuits in which plaintiffs are seeking damages for alleged violations of the Securities Act of 1933 and the Exchange Act of 1934.  Plaintiffs allege false and misleading statements or omissions in offering documents issued in connection with the Hewlett Packard Enterprise software business merger and issuance of Micro Focus American Depository Shares ("ADS") as merger consideration, and other purportedly false and misleading statements. No liability has been recognised in either case as these are still very early in proceedings and it is too early to estimate whether there will be any financial impact

26.          Discontinued operations and assets classified as held for sale

Discontinued operation - SUSE business segment

On 2 July 2018, the Group announced the proposed sale of the SUSE business segment to Blitz 18-679 GmbH, a newly incorporated indirectly wholly-owned subsidiary of EQTVIII SCSp which is advised by EQT Partners. The total cash consideration of $2.535 billion is on a cash and debt free basis and subject to normalisation of working capital.

On 21 August 2018, Shareholders voted to approve the proposed transaction whereby the Company has agreed to sell its SUSE business segment to Marcel Bidco GmbH, a newly incorporated, wholly-owned subsidiary of EQTVIII SCSp, for a total cash consideration of approximately $2.535bn, subject to customary closing adjustments. Following this vote, all applicable antitrust,competition, merger control and governmental clearances have been obtained. Completion of the transaction is now only conditional upon completing the carve-out of the SUSE business segment from the rest of the Micro Focus Group (and certain related matters) and it is currently anticipated that this will be satisfied such that the transaction will complete in the first calendar quarter of 2019.  As set out in the circular to shareholders in advance of the vote, net sale proceeds after tax, transaction costs and customary closing adjustments are estimated to be $2.06bn and these funds will be used to make a required debt repayment in accordance with the Credit Agreement. It is intended that the balance will be returned to shareholders ("Return of Value").  A circular to shareholders in respect of the Return of Value will be despatched in due course.

Due to the proposed sale and subsequent shareholder approval, the SUSE business segment has been treated as discontinued in these financial statements.

The SUSE Business, a pioneer in Open Source software, develops, markets and supports an enterprise grade Linux operating system, Open Source software-defined infrastructure and application delivery solutions that give enterprises greater control and flexibility over their IT systems.

Notes to the consolidated financial statements (unaudited) continued

26.       Discontinued operation and assets classified as held for sale continued

Micro Focus believes the disposal consideration represents a highly attractive enterprise valuation for the SUSE business at approximately 7.9x revenue and 26.7x Adjusted Operating Profit of the SUSE Business for the twelve months ended 31 October 2017. Micro Focus believes EQT provides a strong long-term investor for the SUSE Business and allows Micro Focus to continue to focus upon its longstanding and consistent strategy of delivering value to customers and shareholders through effective management of infrastructure software assets in an increasingly consolidating sector.

Discontinued operation - Financial performance
	18 months ended 31 October 2018	12 months ended 30 April 2017
	$'000	$'000
Revenue	538,160	303,429
Operating costs	(427,014)	(238,632)
Profit before taxation	111,146	64,797
Taxation	(34,206)	(31,077)
Profit for the period from discontinued operations	76,940	33,720

Discontinued operation - Cash flow

The cash flow statement shows amounts related to the discontinued operations:
	18 months ended 31 October 2018	12 months ended 30 April 2017
	$'000	$'000
Net cash inflows from operating activities	136,058	70,411
Net cash outflows from investing activities	(2,512)	(7,430)
Net cash flows from financing activities	-	-

Net Assets classified as held for sale
	31 October 2018
Reported in:	Currentassets	Current liabilities	Total
	$'000	$'000	$'000
SUSE	1,114,264	(427,236)	687,028
Atalla	28,187	(10,463)	17,724
	1,142,451	(437,699)	704,752

The net asset assets held for sale relating to the disposals of SUSE and Atalla are detailed in the tables below. These include non-current assets and non-current liabilities that are shown as current assets and liabilities in the Consolidated statement of financial position.

Notes to the consolidated financial statements (unaudited) continued

26.       Discontinued operation and assets classified as held for sale continued

A.            SUSE
The assets and liabilities relating to SUSE have been presented as held for sale following the shareholder approval on 21 August 2018. Costs to sell have been included in trade and other payables.

	Note	31 October 2018
		$'000
Non-current assets
Goodwill	13	859,566
Other Intangible assets	14	165,662
Property, plant and equipment	15	5,786
Investment in associates		9,648
Deferred tax assets		1,586
Long-term pension assets	21	1,543
Other non-current assets		2,020
		1,045,811
Current assets
Trade and other receivables		65,547
Cash and cash equivalents		2,906
		68,453
Total assets held for sale		1,114,264

Current liabilities
Trade and other payables		(37,833)
Provisions	20	(664)
Current tax liabilities		(1,156)
Deferred income		(218,349)
		(258,002)
Non-current liabilities
Deferred income		(160,791)
Retirement benefit obligations	21	(5,530)
Long-term provisions	20	(2,376)
Other non-current liabilities		(537)
		(169,234)
Total liabilities held for sale		(427,236)
Net assets classified as held for sale		687,028

B.            Atalla
On 18 May 2018 the Company entered into an agreement with Utimaco Inc. ("Utimaco"), under which Utimaco would acquire Atalla for $20 million in cash. The deal was subject to regulatory approval by the Committee on Foreign Investment in the United States ("CFUIS"). CFIUS placed the deal into investigation in September and final approval was received 10 October 2018. The deal closed on 5 November 2018 and Utimaco acquired the Atalla HSM product line, the Enterprise Security Manger ("ESKM") product line, and related supporting assets, including applicable patents and other IP.

The assets and liabilities relating to the Atalla business included in the Financial Statements at 31 October 2018 amount to $17.7m.
		31 October 2018
		$'000
Goodwill	13	27,957
Property, plant and equipment	15	230
Non-current assets		28,187

Deferred income		(10,463)
Current Liabilities		(10,463)

Net assets classified as held for sale		17,724

Notes to the consolidated financial statements (unaudited) continued

27.          Business combinations

1              Acquisition of the HPE Software business

On 1 September 2017, the Company completed the acquisition of HPE's software business ("HPE Software") by way of merger with a wholly owned subsidiary of HPE incorporated to hold the business of HPE Software in accordance with the terms of the previously announced Merger agreement ("Completion"). Accordingly, on Admission, American Depositary Shares representing 222,166,897 Consideration Shares were issued to HPE Shareholders, representing 50.1% of the fully diluted share capital of the Company. The fair value of the ordinary shares issued was based on the listed share price of the Company as of 31 August 2017 of $6.5 billion. The costs of acquiring the HPE Software business of $70.1m are included in exceptional items (note 7) and include costs relating to due diligence work, legal work on the acquisition agreement and professional advisors on the transaction.

This acquisition has created a global infrastructure software business with pro-forma revenues in the 12 months to 30 April 2017 of approximately $4.4 billion and Adjusted EBITDA of approximately $1.4 billion making it the seventh largest pure play software company in the world and a leading technology stock on the LSE.

There was judgement used in identifying who the accounting acquirer was in the acquisition of the HPE Software business, as the resulting shareholdings were not definitive to identify the entity which obtains control in the Transaction. The Group considered the other factors laid down in IFRS, such as the composition of the governing bodyof the combined entity, composition of senior management of the combined entity, the entity that issued equity interest, terms of exchange of equity interests, the entity which initiated the combination, relative size of each entity, the existence of a large minority voting interest in the combined entity and other factors (e.g. location of headquarters of the combined entity and, entity name). The conclusion of this assessment is that the Company is the accounting acquirer of the HPE Software business, and the acquisition accounting, as set out below, has been performed on this basis.

Details of the net assets acquired and goodwill are as follows:

	Carrying valueat acquisition	Fair value Adjustments	Fair value
	$'000	$'000	$'000
Intangible assets (note 14) 1	72,825	6,467,000	6,539,825
Property, plant and equipment (note 15)	160,118	-	160,118
Other non-current assets	41,929	-	41,929
Inventories	185	-	185
Trade and other receivables	710,679	-	710,679
Current tax recoverable	496	-	496
Cash and cash equivalents	320,729	-	320,729
Trade and other payables	(686,855)	1,616	(685,239)
Current tax liabilities	(9,942)	-	(9,942)
Borrowings	(2,547,604)	-	(2,547,604)
Short-term provisions	(30,182)	-	(30,182)
Short-term deferred income 2	(701,169)	58,004	(643,165)
Long-term deferred income 2	(116,858)	8,652	(108,206)
Long-term provisions (note 20)	(38,983)	-	(38,983)
Retirement benefit obligations (note 21)	(71,445)	-	(71,445)
Other non-current liabilities	(52,421)	12,145	(40,276)
Deferred tax liabilities 3	450,252	(2,403,705)	(1,953,453)
Net (liabilities)/assets	(2,487,916)	4,143,712	1,655,796
Goodwill (note 13)	-		4,858,374
Consideration			6,514,170

Consideration satisfied by :
Shares			6,514,170

The Group has used acquisition accounting for the purchase and the goodwill arising on consolidation of $4,858.4m has been capitalised. The Group made a repayment of working capital in respect of the HPE Software business acquisition of $225.8m in the period.

Notes to the consolidated financial statements (unaudited) continued

27.          Business combinations continued

Trade and other receivables are net of a provision for impairment of trade receivables of $21.5m.

A fair value review has been carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets.

The fair value adjustments include:

1   Purchased intangible assets have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of the HPE Software business;
2    Deferred income has been valued taking account of the remaining performance obligations;
3  A deferred tax liability has been established relating to the purchase of intangibles.

The purchased intangible assets acquired as part of the acquisition can be analysed as follows (note 14):
Fair value
$'000
Technology	1,809,000
Customer relationships	4,480,000
Trade names	163,000
Leases	15,000
6,467,000

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company's existing customer base with those of the acquired business.

As a consequence of the HPE Software business transaction, the Group is subject to potentially significant restrictions relating to tax issues that could limit the Group's ability to undertake certain corporate actions (such as the issuance of Micro Focus shares or Micro Focus ADSs or the undertaking of a merger or consolidation) that otherwise could be advantageous to the Group. The Group is obliged to indemnify HPE for tax liabilities relating to the separation of the HPE Software business from HPE if such liabilities are triggered by actions taken by the Group. The Group has robust procedures in place, including ongoing consultation with its tax advisors, to ensure no such triggering actions are taken.

The impact of the results of the HPE Software business acquisition has not been separately disclosed in these Financial Statements as it is not practical to do so as it has been integrated into the Micro Focus Product Portfolio segment.

2              Acquisition of COBOL-IT, SAS

On 1 December 2017, the Group completed on the acquisition of COBOL-IT SAS ("COBOL-IT"). COBOL-IT is in the business of designing, editing and commercialisation of software, IT devices and related services.

Consideration of $16.7m consists of completion payment of Euro 11.3m, retention amounts of Euro 2.7m payable at a later date, working capital adjustments and net cash adjustments. The Group has not presented the full IFRS 3 "Business Combinations" disclosures as this acquisition is not material to the Group.

A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets. The fair value review was finalised in the 12 month period following completion, which ended on 30 November 2018. Goodwill of $5.6m (note 13), deferred tax liabilities of $3.9m and purchased intangibles of $14.0m (Note 14) (Purchased Technology $1.5m, Customer relationships $12.3m and Trade names $0.2m) and cash of $1.0m were recorded as a result of the COBOL-IT acquisition and no adjustments were identified.

Notes to the consolidated financial statements (unaudited) continued

3              Acquisition of Covertix

On 15 May 2018, the Group entered into an Asset Purchase Agreement ("the agreement") to acquire certain assets of Covertix, an Israeli company that had entered voluntary liquidation in April 2018. Covertix used their patented solutions to develop and sell security products that offered control and protection of confidential files when shared with both internal and external parties. Prior to entering liquidation Covertix had offices in Israel and the US, with partners in the Netherlands and Singapore.

Under the agreement, the Group paid $2.5 million in cash to acquire certain equipment, patents, licence rights under certain agreements, and seven employees all involved in R&D activities. The purchase completed on 26 July 2018.

Under IFRS 3, the Covertix Ltd. acquisition is considered to be a business combination, however due to the immaterial amount of the transaction, the assets acquired have been recorded at cost and are being amortised over their useful lives within the ledgers of the acquiring entities. The Company did not create a new subsidiary for Covertix and no goodwill has been recorded.

28.       Cash Flow Statement
	Note	18 months ended 31 October 2018 $'000	Restated1 12 months ended 30 April 2017 $'000
Cash flows from operating activities
Profit from continuing operations		707,193	124,083
Profit from discontinued operation		76,940	33,720
Profit for the period		784,133	157,803
Adjustments for:
Net interest	11	342,712	95,845
Taxation	12	(638,875)	38,541
Share of results of associates		1,809	1,254
Operating profit		489,779	293,443
Research and development tax credits		(2,013)	(2,998)
Depreciation	15	95,179	11,794
Loss on disposal of property, plant and equipment		4,581	520
Amortisation of intangible assets	14	943,210	236,434
Share-based compensation charge	8	72,175	34,506
Exchange movements		(34,505)	(4,890)
Provisions movements	20	142,859	47,266
Changes in working capital:
Inventories		35	29
Trade and other receivables		(408,879)	10,224
Payables and other liabilities		131,333	(33,252)
Provision utilisation	20	(145,012)	(43,476)
Deferred income		131,477	15,375
Pension funding in excess of charge to operating profit		4,092	(183)
Cash generated from operations		1,424,311	564,792

1 The comparatives for the 12 months to 30 April 2017 have been restated to reflect the divestiture of the SUSE business segment (note 26)

Notes to the consolidated financial statements (unaudited) continued

29.       Post balance sheet events

Atalla
On 18 May 2018 the Company entered into an agreement with Utimaco Inc. ("Utimaco"), under which Utimaco would acquire the Atalla product lines for $20 million in cash. The deal was subject to regulatory approval by the Committee on Foreign Investment in the United States ("CFUIS"). CFIUS placed the deal into investigation in September and final approval was received 10 October 2018. The deal closed on 5 November 2018 and Utimaco acquired the Atalla HSM product line, the Enterprise Security Manger ("ESKM") product line, and related supporting assets, including applicable patents and other IP.

Share Buy-back
On 29 August 2018, the company announced the start of a share buy-back programme for an initial tranche of up to $200m which was extended on 5 November 2018 to the total value of $400m (including the initial tranche). Up to and including 13 February 2019 the company had spent $400m and purchased 22,455,121 shares at an average price of £13.82 per share.  We are now extending this buy-back programme into a third tranche of up to $110m to be executed in the period from today, the 14 February 2019, up until the day before the AGM which takes place on 29 March 2019 when the current buy-back authority approved by shareholders at the 2017 AGM to make market purchases of up to 65,211,171 ordinary shares will expire.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 14 February 2019

Micro Focus International plc

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer